UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Name of Subject Company)

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Name of Person(s) Filing Statement)

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value*
American Depositary Shares (each of which represents two Units)
 (Title of Class of Securities)

BRGETTACNOR4 (Common Shares)
BRGETTACNPR1 (Preferred Shares)
BRGETTCDAM17 (Units)
US37428A1034 (American Depositary Shares Representing Two Units)
 (ISIN of Class of Securities)

37428A103 (American Depositary Shares Representing Two Units)
(CUSIP Number of Class of Securities)

Cassio Schmitt, Chief Executive Officer
Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento
Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil
+55 (11) 5184-9002

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

*	Not for trading, but only in connection with the listing of American depositary shares (“ADSs”) on the Nasdaq Global Select Market. Every ADS represents two Units.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento (the “Company” or “Getnet”) is filing this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) in connection with an all cash tender offer made in the United States by PagoNxt Merchant Solutions, S.L., a company organized under the laws of the Kingdom of Spain (the “Purchaser” or “PagoNxt Merchant Solutions”) pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated October 31, 2022 (as it may be amended or supplemented from time to time, the “U.S. Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Share Letter of Transmittal, Unit Letter of Transmittal and ADS Letter of Transmittal (each as defined in the U.S. Offer to Purchase, and collectively, “Letters of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv), respectively (which, as amended or supplemented from time to time, together constitute the “U.S. Offer”), in addition to a concurrent separate all cash tender offer on equivalent terms in Brazil (the “Brazilian Offer,” and together with the U.S. Offer, the “Offers”) pursuant to other offering documents published in Brazil, for up to any and all of the outstanding (i) common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the “Units”), in each case of the Company, traded on B3 S.A. - Brasil, Bolsa, Balcão (the “B3”), and (ii) American Depositary Shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), traded on the Nasdaq Global Select Market (the “NASDAQ”), in each case other than any Securities held, directly or indirectly, by Purchaser and its affiliates, at a price per Security equal to the U.S. dollar equivalent of R$2.36 per Common Share, R$2.36 per Preferred Share, R$4.72 per Unit and R$9.44 per ADS, in each case payable in U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) (the “Brazilian Central Bank”) on the business day prior to the settlement date of the U.S. Offer, to be adjusted for any potential dividends, interest on own capital and/or bonuses which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offers were announced and the dates of expiration of the Offers (but excluding the interest on capital already announced on May 4, 2022 and paid on June 27, 2022, which will not be deducted from the offered price) (the "U.S. Offer Price"). As of November 11, 2022, the exchange rate for the purchase of U.S. dollars as reported by the Brazilian Central Bank was R$5.3051 per US$1.00.

The U.S. Offer is being made for up to any and all of the target Securities, but it may be subject to proration. As required under Brazilian law and in compliance with the procedures provided for under Resolution No. 85/2022 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) for registered tender offers, if up to one third of the Securities held by holders of Securities other than Purchaser, the Company or any of their directors, officers or affiliates (the “Unaffiliated Security Holders” and the “Unaffiliated Securities,” respectively), on a per Share basis, are tendered in the Offers, then Purchaser shall accept for tender and pay for all Securities validly tendered and not withdrawn in the Offers. If more than one third of the Unaffiliated Securities but less than two thirds of the Securities held by (a) holders of Securities (other than any directors or officers of the Company, or any affiliates of Purchaser) that either (i) tendered Securities in the auction to be held on the electronic trading system of the B3 as part of the Brazilian Offer (the “Auction”) or to the Tender Agent (as part of the U.S. Offer), or (ii) otherwise expressly noted in the applicable Letter of Transmittal their agreement with the deregistration of the Company as a publicly-held company in Brazil with the CVM without having tendered Securities in the Offers (such persons referred to in (i) and (ii), the “Consenting Shareholders”), and (b) any persons (other than any directors or officers of the Company, or any affiliates of Purchaser) who either (x) qualified their Shares or Units for participation in the Auction but either did not tender Securities therein or in the U.S. Offer or registered a tender price for their Shares or Units in the Auction that was greater than the offer price in the Auction, or (y) expressly noted in the applicable Letter of Transmittal their disagreement with the deregistration of the Company as a publicly-held company in Brazil with the CVM without having tendered Securities in the Offers (such persons referred to in (b), the “Dissenting Shareholders”), are tendered in the Offers, then Purchaser shall accept for tender and pay for up to one third of all Unaffiliated Securities that are validly tendered and not withdrawn in the Offers on a prorated basis, based on the ratio that (1) one third of the total number of Unaffiliated Securities bears to (2) the total number of Unaffiliated Securities tendered (in each case, on a per Share basis). If the number of Securities validly tendered and not withdrawn by Unaffiliated Security Holders is greater than two thirds of all Securities held in the aggregate by Consenting Shareholders and Dissenting Shareholders, then Purchaser shall accept for tender and pay for all Securities validly tendered and not withdrawn in the Offers. These provisions are intended to preserve an adequate market for publicly-held securities following a tender offer that is undersubscribed, and consequently there is no requirement that Securities tendered by non-Unaffiliated Security Holders be subject to proration.

The information set forth in the U.S. Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(l)(i), under “Summary Term Sheet,” is incorporated herein by reference.

The U.S. Offer to Purchase and the related documents contain important information that you should read before making any decision in connection with the U.S. Offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Statement relates is Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento, a company incorporated in the Federative Republic of Brazil. The principal executive offices of the Company are located at Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A, Condomínio WTORRE JK, Vila Nova Conceição, São Paulo, São Paulo, 04543-011, Federative Republic of Brazil. The telephone number of the Company’s principal executive offices is +55 (11) 5184-9002.

Securities

The class of equity securities to which this Statement relates is the Common Shares, the Preferred Shares and the Units, which are traded on the B3 under the ticker symbols “GETT3,” “GETT4” and “GETT11,” respectively, and the ADSs, which are traded on the NASDAQ under the ticker symbol “GET.” The ADSs were issued under a facility created pursuant to the Deposit Agreement by and among the Company, The Bank of New York Mellon, as depositary, and all holders from time to time of American depositary receipts evidencing ADSs.

As of November 14, 2022, the Company’s share capital consists of 1,866,722,202 shares issued and outstanding, including 950,718,477 common shares, no par value, and 916,003,725 preferred shares, no par value, all of which are book-entry shares and are fully paid in.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The filing person is the Company, which is the subject company to which this Statement relates. The Company’s name, business address and business telephone number are set forth in “Item 1. Subject Company Information” above.

Tender Offer and Transaction

This Statement relates to the U.S. Offer, which is described in the Introduction above. The information set forth in the U.S. Offer to Purchase is incorporated herein by reference. The U.S. Offer is disclosed in a Tender Offer Statement on Schedule TO, and a Transaction Statement on Schedule 13E-3 pursuant to Rules 14d-3 and 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), together with all exhibits thereto (as they may be amended or supplemented from time to time), furnishing certain additional information with respect to the U.S. Offer, filed by Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on October 31, 2022 and is made upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and in the related Letters of Transmittal (the “U.S. Offer Conditions”).

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth or incorporated by reference in this Statement, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (i) any of its executive officers, director or affiliates, or (ii) Purchaser or any of its executive officers, directors or affiliates, on the other hand.

Relationship between the Company and Purchaser

Purchaser is an affiliate and the controlling shareholder of the Company. As of the date hereof, Purchaser owns, directly or indirectly, approximately 89.88% of the Company’s total capital through its ownership of 859,368,586 Common Shares and 818,376,771 Preferred Shares (including in the form of Units and ADSs). In addition, as of the date hereof, Banco Santander, S.A. (“Santander”), Purchaser’s ultimate parent company, owns an additional 674,040 Common Shares of the Company.

Prior to the conclusion of the spin-off (the “Spin-Off”) of the Company from Banco Santander (Brasil) S.A. (“Santander Brasil”) in October 2021, Santander Brasil, an affiliate of Purchaser and the Company and a subsidiary of Santander, owned all of the Company’s share capital. Following the Spin-Off, all of the Company’s share capital was transferred to the shareholders of Santander Brasil, including Santander, the Purchaser’s parent company. In November 2021, Santander reorganized its equity interests in the Company’s share capital as a result of which Purchaser became the Company’s direct controlling shareholder. For more information on the Spin-Off and on Purchaser’s affiliation with the Company, see “Item 4.

Information on the Company—A. History and Development of the Company—The Spin-Off” in the Company’s annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 10, 2022 (the “2021 Form 20-F”).

Purchaser and the Company have not entered into a tender offer agreement or any other similar agreements related to the Offers.

Directors and Executive Officers of the Company

The members of the board of directors of the Company (the “Getnet Board”) are Carlos Rey de Vicente, Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consiglio, Marcelo Augusto Dutra Labuto and Cassio Schmitt. Carlos Rey de Vicente and Javier San Félix Garcia are also directors of Purchaser. Ignacio Narvarte Ichazo is also an executive officer of Purchaser. The executive officers of the Company are Cassio Schmitt, André Parize Moraes, Luciano Decourt Ferrari, Alexandre de Oliveira, Fabrício Santos Moreira Chaves, Mayra Borges de Sousa, Ricardo Roquette da Silva and Rogério Anicelli Said. For further information about the Company’s directors and executive officers, see Annex III to this Statement.

In considering the position of the Getnet Board set forth in “Item 4. The Solicitation or Recommendation—Position of the Board of Directors of the Company” below, you should be aware that aside from their interests as shareholders (as applicable), the directors and executive officers of the Company may be considered to have interests in the Offers that are different from, or in addition to, those of other holders of Securities generally. The Getnet Board was aware of and has considered these interests, among other matters, in evaluating the Offers, and in recommending that all of the holders of Securities of the Company (other than Purchaser and its affiliates) accept the Offers and tender their Securities in the Offers.

Directors and Executive Officers of Purchaser

The information set forth in the U.S. Offer to Purchase under “Schedule A— Information Concerning Directors and Executive Officers of PagoNxt Merchant Solutions, S.L.” is incorporated by reference.

Related Party Transactions

Santander and its consolidated subsidiaries (the “Santander Group”) (excluding the Company) currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with the Company and its subsidiaries and affiliates. These transactions are conducted at arm’s-length, based on terms that would have been applied for transactions with third parties. The transactions and remuneration of services between the Santander Group and the Company are made in the ordinary course of business on an arm’s-length basis under similar conditions, including interest rates, terms and guarantees, and involve no greater risk than transactions with unrelated parties carried out in the ordinary course of business.

Cash Deposits to Current Account

The Company maintains a current bank account with Santander Brasil, a subsidiary of Santander and an affiliate of Purchaser, into which it recurrently makes demand deposits. As of September 30, 2022, the Company had R$16 million deposited in such bank account.

Investment in Investment Fund

The Company owns quotas of an investment fund managed by Santander Brasil named Santander Fundo de Investimento SBAC Renda Fixa Diferenciado DI. As of September 30, 2022, the Company’s investments in such investment fund amounted to R$240 million.

Getnet Tecnologia Transfer Agreement

The Company entered into an agreement with Santander Brasil as a result of which it incorporated Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H.S.A. This process was completed by August 31, 2014. The agreement also provided that Santander Brasil would perform prepayment of receivables transactions for the benefit of merchants served by the Company. As part of these transactions, the debts owed to such merchants would be transferred to Santander Brasil. Accordingly, the Company would pass on the relevant amounts to Santander Brasil upon receipt of payments from the merchants’ customers. As of September 30, 2022, the balance of these accounts payable due to Santander Brasil was R$18,937 million. These arrangements generated a total amount of remuneration for the Company from Santander Brasil of R$1,044 million with respect to the nine months ended September 30, 2022, of which R$7.7 million was outstanding as of September 30, 2022 (and R$6.7 million is outstanding as of the date hereof). The amount outstanding as of September 30,

2022 is expected to be paid by the end of 2022. This agreement was terminated in April 2021 when the Company entered into the Partnership Agreement described under “—Partnership Agreement with Santander Brasil.”

Financing Agreements

The Company enters into working capital facilities with Santander Brasil from time to time. The following table sets out the key features of these facilities that were entered into among the Company and Santander Brasil between the date of the 2021 Form 20-F and September 30, 2022.

Inception	Maturity Date	Interest Rate (CDI)	Notional Amount (in millions of R$)
March 15, 2022	April 14, 2022	108.90%	100.0
March 21, 2022	May 20, 2022	109.40%	1,200.0
April 12, 2022	June 13, 2022	109.30%	100.0
April 19, 2022	June 20, 2022	109.30%	200.0
April 25, 2022	June 24, 2022	109.30%	400.0
May 13, 2022	July 12, 2022	109.20%	650.0
May 20, 2022	July 19, 2022	108.20%	850.0
June 24, 2022	July 25, 2022	106.85%	600.0
July 13, 2022	July 28, 2022	106.85%	100.0
July 19, 2022	August 18, 2022	106.85%	850.0
July 25, 2022	August 24, 2022	106.85%	600.0
August 18, 2022	September 19, 2022	106.00%	650.0
August 24, 2022	September 8, 2022	105.55%	450.0
August 29, 2022	September 13, 2022	105.30%	400.0
September 12, 2022	October 13, 2022	106.00%	600.0

In addition in October 2022, the Company renewed certain of its working capital facilities with Santander Brasil. The following table sets out the key features of these facilities as of the date hereof.

Inception	Maturity Date	Interest Rate (CDI)	Notional Amount (in millions of R$)
October 13, 2022	October 28, 2022	105.30%	500.0
October 18, 2022	November 17, 2022	106.00%	550.0
October 20, 2022	November 4, 2022	105.30%	30.0
October 24, 2022	November 8, 2022	105.30%	45.0
October 31, 2022	November 16, 2022	105.30%	250.0

Lease Agreement

The Company has entered into a lease agreement with Santander Brasil for an indefinite term, in connection with real estate that the Company uses for its headquarters and data center. The amount paid under this lease in the nine months ended September 30, 2022 was R$7.3 million, and there was no outstanding balance as of September 30, 2022.

Partnership Agreement with Santander Brasil

Following the Spin-Off, the Company and Santander Brasil began operating separately, each as an independent public company. On April 15, 2021, the Company entered into a Partnership Agreement with Santander Brasil that sets forth the Company’s arrangements regarding certain matters of operation of Santander Brasil and its businesses. The Partnership Agreement governs the relationship between Santander Brasil and the Company since the completion of the Spin-Off.

The Partnership Agreement is described in the 2021 Form 20-F in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Principal Related Party Transactions—Partnership Agreement with Santander Brasil,” which section is incorporated herein by reference. The summary contained therein is qualified in its entirety by reference to the full text of the Partnership Agreement, which is filed as an exhibit to this Statement.

Dividends

On May 4, 2022, the Getnet Board approved the distribution of interest on capital in the gross amount of R$96.1 million, corresponding to R$0.04909436481 per Common Share, R$0.05400380129 per Preferred Share, and R$0.10309816610 per Unit (net amount of R$81,721,212.48, corresponding to R$0.04173021009 per Common Share, R$0.04590323110 per Preferred Share, and R$0.08763344119 per Unit, except for immune and/or exempt shareholders). The record date was set at June 14, 2022 (inclusive), and payment was made of June 27, 2022.

Additional Information

The information set forth in the 2021 Form 20-F under “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off,” “Item 4. Information on the Company—B. Business Overview—Our Strategy—Maintaining a Competitive Advantage in Terms of Efficiency,” “Item 6. Directors, Senior Management and Employees—A. Board of Directors and Board of Executive Officers,” “Item 6. Directors, Senior Management and Employees—B. Compensation,” “Item 6. Directors, Senior Management and Employees—C. Board Practices,” “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy,” “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Payment of Dividends” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—History of Payment of Dividends and Interest on Shareholders’ Equity” and in note 11 “Related Parties” to the unaudited interim consolidated financial statements as of September 30, 2022 and for the nine-month periods ended September 30, 2022 and 2021 included in Item 1, on pages 1 to 49, of the current report on Form 6-K furnished by the Company to the SEC on November 8, 2022 is incorporated herein by reference. In addition, on April 1, 2022, the Company acquired Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Eireli from Santander Brasil, an affiliate of Purchaser, for an amount of R$38.7 million (including cash and the assumption of certain obligations).

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Position of the Board of Directors of the Company

At a meeting held on November 11, 2022, attended by all of the members of the Getnet Board, the Getnet Board, with the abstention of Carlos Rey de Vicente, Ignacio Narvarte Ichazo and Javier San Félix Garcia, taking into account a number of reasons as described under “—Reasons for the Determination of the Board of Directors; Fairness of the Offer” below, (i) determined that it is in favor of the acceptance of the Offers, and (ii) resolved to recommend that the securityholders of the Company accept the Offers and tender their Securities in the Offers, while advising securityholders that ultimately a decision on whether to tender their Securities is at their discretion. A free translation to English of the minutes of the meeting of the Getnet Board is included as Exhibit (a)(5)(x) to this Statement.

Accordingly, for the reasons described in more detail below, the Getnet Board recommends that the Company’s securityholders accept the Offers and tender their Securities in the Offers.

In evaluating the Offers, members of the Getnet Board relied upon their knowledge of the business, financial condition and prospects of the Company and consulted with the Company’s management and advisors. In making the recommendation described above, the Getnet Board took into account a number of reasons, described under “—Reasons for the Determination of the Board of Directors; Fairness of the Offer” below.

Background for the Position of the Board of Directors of the Company

Duties and Obligations of the Board

The Company is a Brazilian company and Brazilian law governs the duties and obligations of the Getnet Board. Under the Company’s bylaws, within 15 days after the commencement of the Brazilian Offer, the Getnet Board is required to prepare and disclose its grounded opinion on the Offers, which requires it to opine on: (i) the convenience and opportunity of the Offers vis-à-vis the interests of the shareholders and the liquidity of their securities; (ii) the impact of the offer on the interests of the Company; (iii) the announced strategic plans of the offeror for the Company; and (iv) any other point of consideration the Getnet Board may deem relevant. The opinion of the Getnet Board, described in (i) above, may be accompanied by the opinion of a financial advisor. In addition, under U.S. law, within ten business days after the commencement of the U.S. Offer, the Company is required to file with the SEC and distribute to its shareholders a statement indicating whether it recommends in favor of the U.S. Offer, recommends against the U.S. Offer, expresses no position and remains neutral in connection with the U.S. Offer or expresses that it is unable to take a position regarding the U.S. Offer. In each case, the Getnet Board is required to explain the reasons for its position.

Key Meetings and Events

Beginning on March 16, 2022, members of Purchaser’s senior management and Santander Group representatives and representatives of Pinheiro Neto Advogados (“PNA”), Purchaser’s Brazilian external counsel, and Davis Polk & Wardwell LLP (“DPW”), Purchaser’s U.S. external counsel, held preliminary discussions regarding a potential acquisition of the equity securities of the Company, including discussions with respect to the potential transaction structure, timeline and required documentation.

On May 12, 2022, the Company and Purchaser entered into a non-disclosure agreement relating to the proposed transaction. On May 13, 2022, Mr. Javier San Félix and Mr. Ignacio Narvarte, the chief executive officer of PagoNxt, S.L., Purchaser’s parent company, and deputy chief executive officer of Purchaser, respectively, notified the Company’s senior management (Mr. Cassio Schmitt (the Company’s chief executive officer), Mr. André Parize (the Company’s chief financial officer), Mr. Luciano Decourt Ferrari (the Company’s then head of investor relations) and Ms. Daniela Mussolini (the Company’s general counsel)) that Purchaser was considering making an offer to acquire for cash the equity securities of the Company that it did not directly or indirectly own and seeking delisting of the equity securities of the Company from the B3 and the NASDAQ. Mr. Javier San Félix highlighted the confidential nature of the potential offer and indicated that Purchaser’s board of directors (“Purchaser’s Board”) had not yet approved a transaction and therefore there could be no assurance that Purchaser would proceed with an offer. Mr. Javier San Félix explained that, taking into consideration that any potential transaction would in most scenarios include a delisting of the equity securities of the Company, Purchaser’s intention was to engage with the Company to move towards making a final decision and potentially launching the process.

On May 17, 2022, Purchaser’s Board passed a written resolution in which it approved the announcement of the Offers.

On May 19, 2022, Purchaser delivered a letter to the Getnet Board (the “Letter”), announcing its intent to acquire all of the Securities, including Shares and Units represented by ADSs, for a purchase price of R$2.36 per Common Share and R$2.36 per Preferred Share, and R$4.72 per Unit, or, in the U.S. Offer only, the U.S. dollar equivalent of the price of R$9.44 (based on the U.S.$/R$ exchange rate on the business day prior to the settlement date of the U.S. Offer, as published by the Brazilian Central Bank), to be adjusted for any potential dividends, interest on own capital and/or bonuses which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offers were announced and the dates of expiration of the Offers (but excluding the interest on capital already announced on May 4, 2022 and paid on June 27, 2022, which would not be deducted from the offered price).

On May 24, 2022, members of Purchaser’s senior management and the Getnet Board and members of PNA had a courtesy call with the CVM to discuss the proposed transactions. Subsequent meetings were held between such parties and the B3 to discuss specifics with respect to reconciling Brazilian and U.S. federal law governing third-party tender offers.

On May 27, 2022, the members of the Getnet Board held a meeting to consider the terms of the Letter and resolve on (1) the appointment of KPMG Auditores Independentes Ltda. (“KPMG”) as the appraiser that would prepare the appraisal report of the Company, as required under Brazilian law, and (2) the call notice for an extraordinary general shareholders’ meeting of the Company to resolve on the termination of the Company’s registrations with the CVM and the SEC, conditioned on the completion of the Offers.

On May 30, 2022, the Company called an extraordinary general shareholders’ meeting of the Company to be held on July 8, 2022 to resolve on the abovementioned matters.

Between May 30, 2022, and October 28, 2022, Purchaser and representatives of DPW, the Information Agent and/or the Tender Agent participated in a number of discussions on the U.S. Offer, including, among other details, a summary analysis of steps, and an estimated timeline related thereto, certain legal aspects of the Offers and disclosures set forth in the U.S. Offer to Purchase, and the U.S. Offer Conditions and the proposed offer periods. In connection with these discussions, Purchaser, following consultations with representatives of DPW and the Tender Agent, decided that the cash consideration to be paid to U.S. holders of Shares and Units would be payable in U.S. dollars rather than Brazilian reais.

On June 20, 2022, Purchaser submitted a first draft of the Brazilian tender offer notice, known as an Edital (the “Brazilian Tender Offer Notice”), to the CVM, describing its proposed tender offer (including the steps to be taken towards the deregistration of the Company). On June 24, 2022, Purchaser was notified by the CVM that their analysis of the Brazilian Tender Offer Notice would commence only upon filing of an appraisal report of the Company, as required by Brazilian law.

On July 8, 2022, the Company’s shareholders convened and approved the deregistration from the CVM and SEC in connection with an all cash tender offer by Purchaser as contemplated by the Letter, conditioned on the completion of the Offers.

On July 15, 2022, the Company published a material fact announcement (fato relevante) to disseminate the appraisal report prepared by KPMG. KPMG concluded that the Company’s valuation as of March 31, 2022, as assessed using a discounted cash flow method, was between R$3,960.0 million and R$4,350.0 million, which would be equal to a price per Unit in the range of R$4.24 to R$4.66 or a price per Share in the range of R$2.12 to R$2.33.

On July 21, 2022, Purchaser submitted a revised draft of the Brazilian Tender Offer Notice to the CVM, which superseded the first draft of the Brazilian Tender Offer Notice and submitted the appraisal report prepared by KPMG to the CVM for review. Following receipt of comments from the CVM on August 15, 2022, Purchaser submitted a revised draft of the Brazilian Tender Offer Notice to the CVM on September 8, 2022. This revised draft of Brazilian Tender Offer Notice included a revised version of the appraisal report prepared by KPMG. KPMG’s conclusions with respect to the valuation of the Company did not change in the revised version of their appraisal report.

Purchaser received additional comments from the CVM on September 23, 2022, and submitted a revised draft of the Brazilian Tender Offer Notice on September 29, 2022. Additional comments were received from the CVM on October 3, 2022, and a revised draft of the Brazilian Tender Offer Notice was submitted on October 5, 2022. Additional comments were received from the CVM on October 25, 2022, and a response to those comments including a revised version of the appraisal report prepared by KPMG was submitted on October 26, 2022 (KPMG’s conclusions with respect to the valuation of the Company did not change in the revised version of their appraisal report).

The CVM registered the Brazilian Offer and approved the Brazilian Tender Offer Notice on October 27, 2022. On October 31, 2022, Purchaser commenced the U.S. Offer.

On November 10, 2022, the Getnet Board received a written fairness opinion from BR Partners Assessoria Financeira Ltda. (“BR Partners”) with respect to the fairness of the offer price in the Offers. On September 28, 2022, the Getnet Board began discussions relating to the delivery of a fairness opinion as part of the Getnet Board’s assessment of the Offers, on which date BR Partners was first approached by the Company. BR Partners was formally engaged by the Company on October 10, 2022. In October and early November, representatives of the Company held several meetings with representatives of BR Partners. BR Partners ultimately concluded that the offer price in the Offers was fair from a financial point of view to the holders of Securities (other than Purchaser and its affiliates), as it concluded that the fair price per Unit was between R$4.21 to R$4.63, thereby resulting in a total equity valuation for the Company of between R$3,926 million and R$4,317 million.

On November 11, 2022, the Getnet Board held a meeting at which it (i) determined that it is in favor of the acceptance of the Offers, and (ii) resolved to recommend that the securityholders of the Company accept the Offers and tender their Securities in the Offers, while advising securityholders that ultimately a decision on whether to tender their Securities is at their discretion. See “Item 4. The Solicitation or Recommendation—Position of the Board of Directors of the Company.”

On November 14, 2022, the Company filed this Statement.

Reasons for the Determination of the Board of Directors; Fairness of the Offer

As required by Brazilian law, the position of the Getnet Board with respect to the Offers was based on the factors described in this section.

The discussion that follows of the information and factors considered by the Getnet Board in reaching its conclusions and position is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Getnet Board. In view of the wide variety of reasons and factors considered, the Getnet Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and taking its position. In addition, the Getnet Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Getnet Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offers.

The discussion of the reasoning of the Getnet Board that follows and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed under the section titled “Item 8. Additional Information—Forward-Looking Statements.”

Convenience and Opportunity of the Offers

The Getnet Board believes that Purchaser is offering to Company securityholders a fair solution, given the prevalent low liquidity of the Shares, Units and ADSs and the performance of the Brazilian capital markets and comparable listed payments companies since the Company’s listing in October 2021 (which benchmark indices have fallen by approximately 28% in this period). The Securities have historically had limited liquidity in the stock markets, and their trading volumes and prices are considered low. From March 30, 2022 to September 26, 2022, the average daily trading volume for the Units on the B3 and the ADSs on the NASDAQ was 662,000 Units and 73,000 ADSs, respectively, according to Factset.

Moreover, the Getnet Board believes that Purchaser is offering Company securityholders the opportunity to recoup the price paid at the opening listing auction of the Securities, without discounting the R$394.1 million in dividend and interest on capital (or 9.0% of the price at which the Units were delivered at listing) that holders of Securities will have received from listing until the settlement of the Offers (including the payment of the interest on capital announced on May 4, 2022 and paid on June 27, 2022), despite the fact that the trading price of the Units on the B3 has declined by 23% and the trading price of comparable Brazilian securities has declined by approximately 60% from the date of the Company’s listing to May 19, 2022.

In addition, the Getnet Board believes that the Offers represent an opportunity for the Company’s securityholders to monetize their positions held in Shares, Units and ADSs with low liquidity at a premium well above that paid in previous, comparable transactions. The U.S. Offer Price represents a premium of 29.3% in relation to the closing market price of the Units on the B3 on May 19, 2022 (the date on which the Offers were announced). Accordingly, the Getnet Board believes that the Offers represent an attractive liquidity opportunity for minority shareholders in light of the premium offered.

Furthermore, the U.S. Offer Price is payable to the unaffiliated security holders entirely in cash, which provides certainty of value and immediate liquidity to the holders of the Securities. This means that the U.S. Offer provides an opportunity for unaffiliated security holders to exit their positions at the U.S. Offer Price with certainty of execution and limited market risk, and to immediately monetize their investment in the Company.

Moreover, the U.S. Offer is subject to proration, which is intended to preserve an adequate market for public securities following a tender offer that is undersubscribed. As required under Brazilian law and in compliance with the procedures provided for under Resolution No. 85/2022 of the CVM for registered tender offers, if up to one third of the Unaffiliated Securities, on a per Share basis, are tendered in the Offers, then Purchaser shall accept for tender and pay for all Securities validly tendered and not withdrawn in the Offers. If more than one third of the Unaffiliated Securities but less than two thirds of the Securities held by the Consenting Shareholders and the Dissenting Shareholders are tendered in the Offers, then Purchaser shall accept for tender and pay for up to one third of all Unaffiliated Securities that are validly tendered and not withdrawn in the Offers on a prorated basis, based on the ratio that (1) one third of the total number of Unaffiliated Securities bears to (2) the total number of Unaffiliated Securities tendered (in each case, on a per Share basis). If the number of Securities validly tendered and not withdrawn by Unaffiliated Security Holders is greater than two thirds of all Securities held in the aggregate by Consenting Shareholders and Dissenting Shareholders, then Purchaser shall accept for tender and pay for all Securities validly tendered and not withdrawn in the Offers. These provisions are intended to preserve an adequate market for publicly-held securities following a tender offer that is undersubscribed, and consequently there is no requirement that Securities tendered by non-Unaffiliated Security Holders be subject to proration.

Finally, as discussed below under “—Appraisal Report by KPMG Auditores Independentes Ltda.” and “—Fairness Opinion of BR Partners”: (i) the U.S. Offer Price is greater than the fair value attributed by KPMG Auditores Independentes Ltda. (“KPMG”) to the Units (a price per Unit in the range of R$4.24 to R$4.66) and to the Shares (a price per Share in the range of R$2.12 to R$2.33); and (ii) the U.S. Offer Price was deemed fair from a financial point of view to the holders of Securities (other than Purchaser and its affiliates) by BR Partners in the fairness opinion delivered by it to the Getnet Board.

The Impact of the Offers on the Interests of the Company

The Getnet Board believes that deregistering the Securities under the Exchange Act is in the Company’s best interests, as, in the Getnet Board’s opinion, the Company does not intend, in the future, to seek funding for its activities from the U.S. capital markets, and maintaining the registration of its Securities under the Exchange Act is therefore an unnecessary cost the funds for which could be better allocated by investing in the Company’s activities. In other words, deregistration would eliminate the inefficiency of incurring the costs of a publicly-held company while only having a small base of public shareholders.

The Announced Strategic Plans of Purchaser for the Company after the Completion of the Offers

The Getnet Board understands that Purchaser, along with Santander, intends to consolidate its shareholding in the payments sector. Furthermore, the Getnet Board understands that Purchaser has plans to accelerate the deployment of the Company’s global franchise in Europe and globally, and acquiring minority stakes in the Company would provide flexibility and simplicity to Purchaser’s structure.

Appraisal Report by KPMG Auditores Independentes Ltda.

The Company, at the request of the Getnet Board, retained KPMG to provide an appraisal report to the Getnet Board in connection with the Offers. The Getnet Board selected KPMG to act as appraiser based on KPMG’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Company’s industry, and its knowledge of the Company’s business and affairs. As part of this engagement, the Company requested that KPMG provide an appraisal report as to the fairness, from a financial point of view, to the holders of the Securities (other than Purchaser and its affiliates) of the offer price pursuant to the Offers. In connection with the Getnet Board’s consideration of the Offers, on July 15, 2022, KPMG delivered a written appraisal report to the Getnet Board. The appraisal report was updated on September 9, 2022 and on October 26, 2022 (as so updated, the “Report”) and is described below.

The full text of KPMG’s written report, dated October 26, 2022, which sets forth the assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by KPMG in rendering its opinion, is attached to this Statement as Annex I and is incorporated into this Statement by reference. The description of KPMG’s Report set forth below is qualified in its entirety by reference to the full text of KPMG’s Report. The Company encourages you to read KPMG’s Report in its entirety.

For purposes of the Report, KPMG:

•	Reviewed any audited consolidated financial statements of the Company and its subsidiaries that were publicly available as of March 31, 2022, and reviewed certain of the Company’s management reports;

•	Interviewed certain members of the Company’s management and reviewed certain financial information provided to it by the Company in written or verbal form;

•	Reviewed publicly available market information to analyze the assumption of its valuation; and

•	Compared both publicly available and privately furnished information relating to the Company and concluded that they were consistent.

The Report should not be viewed as determinative of the opinions of the Getnet Board with respect to the consideration.

KPMG’s internal approval process with respect to the Report consisted of several steps. In accordance with KPMG’s procedures, the Report was put through a review process initiated by the senior consultant and the senior manager allocated to the Report, and involved review by a partner and a partner-reviewer.

Summary of Financial Analyses

KPMG’s Report was rendered to the Getnet Board for the information of the Getnet Board and only addressed a valuation of the Company as of March 31, 2022, using the following three criteria, as required by CVM Resolution No. 85, dated March 31, 2022: (i) shareholders’ equity per share as of March 31, 2022; (ii) volume-weighted average share price (“VWAP”) for the 12 months immediately prior to May 19, 2022 and between May 20, 2022 and July 14, 2022; and (iii) economic value, as measured using the discounted cash flow method. KPMG concluded that the Company’s valuation as of March 31, 2022, as assessed using a discounted cash flow method—which, in its view, was the most appropriate method to value the Company—was between R$3,960.0 million and R$4,350.0 million, which would be equal to a price per Unit in the range of R$4.24 to R$4.66 or a price per Share in the range of R$2.12 to R$2.33.

The following is a summary of the material financial analyses performed by KPMG in connection with the Report. The following summary is not a complete description of the financial analyses performed and factors considered by KPMG in connection with its Report, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data (including foreign exchange rates) as it existed on or before July 15, 2022. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying KPMG’s Report.

Volume-Weighted Average Share Price

VWAP valuation consists of weighing the daily volume of the Shares and Units, as traded on the B3, for (i) the 12 months immediately before the date on which the Offers were first announced (i.e., May 19, 2022) and (ii) the date on which the Offers were announced and July 14, 2022 (the date prior to the original appraisal report). Using publicly available market data on the daily trading volume and closing trading price of the Shares and Units, KPMG arrived at VWAP valuations at the following figures:

Common Shares – Period	Weighted Average Price (R$)	Average Daily of Volume of Securities Traded (units)	VWAP
Between October 18, 2021 and May 19, 2022	1.96	489,378	2.83
Between May 20, 2022 and July 14, 2022	2.22	139,067	2.23

Preferred Shares – Period	Weighted Average Price (R$)	Average Daily of Volume of Securities Traded (units)	VWAP
Between October 18, 2021 and May 19, 2022	1.86	447,364	2.48
Between May 20, 2022 and July 14, 2022	2.20	163,126	2.21

Units – Period	Weighted Average Price (R$)	Average Daily of Volume of Securities Traded (Units)	VWAP
Between October 18, 2021 and May 19, 2022	3.78	1,350,414	4.38
Between May 20, 2022 and July 14, 2022	4.44	857,154	4.45

KPMG noted that VWAP valuation might produce distortions when compared with valuation methods that use private company information rather than only publicly available trading information.

Shareholders’ Equity per Share

This method consists of dividing the Company’s shareholders’ equity, as set forth in the Company’s unaudited interim consolidated financial statements as of March 31, 2022, by the total number of Shares on that same date (including Shares underlying Units and ADSs), which amounted to 1,866,722 Shares. As of March 31, 2022, the Company’s shareholders’ equity amounted to R$2,749.7 million, which would result in a price of R$1.47 per Share.

Discounted Cash Flow Valuation

Discounted cash flow valuation is a widely used criterion in global markets to value companies, and guides feasibility studies in acquisitions, mergers and initial public offerings by permitting an investor to appropriately measure the expected rate of return on such an investment. KPMG concluded that discounted cash flow was the most appropriate method to value the Company because (i) the Company is an operational company, (ii) the method considers the perspective of future profitability through the Company’s business plan, as provided by the Company’s management, and the resulting generation of cash to shareholders, and (iii) discounted cash flow enables the implicit valuation of the Company’s intangible assets.

Discounted cash flow is based on the concept that the value of a company is directly related to the amounts and periods during which free cash flows derived from operations will be available for distribution. Therefore, the value of a company is measured by the amount of cash that is expected to be generated in the future by the business, which is then discounted to present value to reflect the time and risk associated with cash generation. The method assumes that 100% of excess cash flows are available for distribution when they are generated. Income statements are projected to calculate future cash flows. The projected depreciation and amortization values are added back to the projected net profits, while projected capital expenditures are deducted. In addition, appropriate net working capital adjustments are made and other items affecting cash flows are reflected.

Projections were made by KPMG on the basis of the Company’s business plan and in accordance with the expectation and long-term perspectives of the Company’s management. The projection period for the Company in KPMG’s analysis was the period from April 1, 2022 to December 31, 2022, and yearly thereafter until December 31, 2027 (i.e., five years and nine months), plus perpetuity. The value pattern was market value, i.e., the estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm’s-length transaction, after proper marketing and where parties had each acted knowledgeably, prudently and without compulsion. Financial projections were made in nominal terms considering inflationary effects, using the Brazilian real as the base currency.

The investment projects that KPMG reviewed when preparing projections include the following:

•	System: Investments to be made in the development of new solutions to improve the Company’s e-commerce through investments in an external salesforce to bring scalability to its business. This includes investments in Tap on Phone, Payment Accounts, WhatsApp Pay and Digital Platform with extensive solutions for payment methods and partnerships, in addition to developing new types of business through a direct credit corporation (sociedade de crédito direto) linked to a credit rights investment fund (fundo de investimento em direitos creditórios);

•	Hardware: Investment in cybersecurity, business intelligence computational architecture, the renovation of work tools and the acquisition of servers;

•	Point-of-Sale, or POS: Investment made in the acquisition of POS, the Company’s main business. In the coming years, this strategy envisions a focus on the acquisition of digital POS, the most expensive device, to achieve a higher average ticket per customer, as the built-in Android operating system enables a greater number of sales of value-added services; and

•	Eyemobile: with recent acquisitions by the Company, such as the acquisition of Eyemobile, the Company intends to increase the range of products offered to complete the payment environment and leverage revenue per customer.

The discount rate was calculated according to the weighted average cost of capital (“WACC”) at 11.95%. The WACC methodology considers a variety of financing components used by companies to finance their cash needs, including debt and equity cost. The components used to calculate the discount rate of the Company were as follows:

•	Risk free rate: the average return of the U.S. 30-year Treasury Bond (“T-Bond”) for the 24 months prior to July 14, 2022, which was 2.09%, according to Capital IQ;

•	Market risk premium: the average return above the T-Bond rate accrued by investing in the U.S. stock market from 1928 to 2021, which was 5.13%, according to Aswath Damodaran;

•	Country risk: the average difference between the yield of the Global Bond Income Closed-End Portfolio (“Global-Bond 37”) in relation to the T-Bond performance for the 24 months prior to July 14, 2022, which was 2.94%, according to Capital IQ;

•	Size premium: a rate of approximately 1.22% applied to companies of a similar size to the Company, based on market capitalization, according to Ibbotson;

•	Inflation: a long-term projected rate of inflation of 2.1% was considered for the United States (according to The Economist), while a rate of 3.0% was considered for Brazil (according to the Central Bank of Brazil);

•	Beta: a multiple calculated by (i) identifying and selecting comparable companies, (ii) determining their correlations with relevant stock markets, (iii) calculating weighted betas, which are used in determining Company risk, and (iv) calculating unleveraged betas by extracting the leverage factor to calculate the risk factor determined by the market for risks related to the business. The following were comparable companies in the data processing and outsourced services industry utilized by KPMG in calculating Getnet’s unleveraged beta:

Company Name	Ticker	Releverage Beta	Debt / Equity	Tax Rate	Unlevered Beta
StoneCo Ltd. (1)	NASDAQ: STNE	2.407	51.3%	19.1%	1.701
Cielo S.A. (2)	B3: CIEL3	0.417	70.4%	25.8%	0.274
PagSeguro Digital Ltd. (3)	NYSE: PAGS	2.306	0.0%	21.9%	2.306
Fiserv, Inc. (4)	NASDAQ: FISV	0.828	28.9%	22.4%	0.676
Global Payments Inc. (5)	NYSE: GPN	1.047	20.1%	15.0%	0.894
Fidelity National Information Services, Inc. (6)	NYSE: FIS	0.926	24.5%	56.8%	0.838
Adyen N.V. (7)	ENXTAM: ADYEN	1.519	0.0%	19.1%	1.519
Worldline SA (8)	ENXTPA: WLN	1.070	21.0%	26.5%	0.927
Average		1.315	27.0%	25.8%	1.142

(1)	StoneCo Ltd. provides financial technology solutions to merchants and integrated partners to conduct electronic commerce across in-store, online, and mobile channels in Brazil.

(2)	Cielo S.A., through its subsidiaries, provides payment services in Brazil.

(3)	PagSeguro Digital Ltd., together with its subsidiaries, provides financial technology solutions and services for consumers, individual entrepreneurs, micro-merchants, and small and medium-sized companies in Brazil and internationally.

(4)	Fiserv, Inc., together with its subsidiaries, provides payment and financial services technology worldwide.

(5)	Global Payments Inc. provides payment technology and software solutions for card, electronic, check, and digital-based payments in the Americas, Europe, and the Asia-Pacific.

(6)	Fidelity National Information Services, Inc. provides technology solutions for merchants, banks, and capital markets firms worldwide.

(7)	Adyen N.V. operates a payments platform in Europe, the Middle East, Africa, North America, the Asia Pacific, Latin America.

(8)	Worldline S.A. provides payments and transactional services to financial institutions, merchants, corporations, and government agencies in France, the rest of Europe, and internationally.

•	Capital structure: the Company’s own capital structure, which resulted in the calculation of the following re-leveraged beta:

Releverage Beta
Unlevered Beta	1.142
Debt / Equity	40.0%
Tax Rate	34.0%
Releverage Beta	1.443

The following table shows the calculation of Getnet’s WACC by KPMG based on the foregoing components:

1. Risk free rate
1.1. Risk free rate (RF US)	Capital IQ	2.06%
1.2. USA inflation	The Economist	2.10%
1.3. Real risk free rate		0.00%
1.4. Brazilian inflation	Brazilian Central Bank	3.00%
Adjusted Risk-Free Asset Return Rate		3.00%

2. Beta
2.1. Unlevered Beta	Capital IQ	1.142
2.2. Debt / Equity	Capital IQ	40.0%
2.3. Tax Rate		34.0%
Releverage Beta		1.443

3. Market Risk Premium	Damodaran	5.13%

4. Country Risk	Capital IQ	2.94%

5. Size Premium	Micro-Cap 9-10	1.22%

Capital Asset Pricing Model (“CAPM”)		14.56%

6. Debt Cost Summary
6.1. Reference Date Exchange Rate	Focus	5.238
6.2. SELIC (Brazilian base interest rate)	Focus	7.50%
6.3. Spread		0.70%
6.4. Tax Rate		34.00%
Debt Cost after taxes		5.41%

7. WACC Summary
Equity
Weight		71.43%
Cost		14.56%
Debt
Weight		28.57%
Cost		5.41%

WACC		11.95%

The method used to calculate the Company’s residual value was the perpetuity method, which calculates the residual value as of a present value of a cash flow considered as standard, and perpetuating that after the last projection year, which method is based on:

•	Maintaining constant growth margins, constant working capital and constant return on invested capital;

•	Investing a consistent portion of gross operational cash flows to replenish its annual depreciation charges and maintain the Company functioning fully, keep up the pace of product launches and the technological updating of its equipment and systems per the additional investments to depreciation presented over the period. KPMG saw no evidence that competition would reduce after 2027, which will mean these investments will continue to be necessary; and

•	The Company’s demonstrating that it has a return equivalent to its WACC rate on any new investment in the period after the perpetuity period.

As a result, a 3.0% perpetuity growth was used. The terminal value is obtained based on a perpetual cash flow, based on the normalized value of the operating cash flow for the year ended December 31, 2027, i.e., the last year of the projection.

Perpetuity value at the end of the last year of projection	=	Normalized last year free cash flow x Perpetuity growth rate	=	FCn x (1+g)
		(Discount rate – g)		(i – g)

KPMG’s discount cash flow methodology assumed that the Company remained in operation as is, i.e., not considering any possible effects resulting from the Offers and/or the delisting or deregistration processes, and considered the business plan provided by the Company for the discounted cash flow estimates.

The following summarizes the components of KPMG’s projections for the Company:

•	Gross revenue: gross revenues are composed of commissions, financial margin and extraordinary revenues (relating to the Company’s share of profits from equity-accounted investees). KPMG projected that gross revenue would increase at a compounded annual growth rate (“CAGR”) of 17.6% through 2027, considering the Company’s actual revenue for the three months ended March 31, 2022 and its projected revenue for the remainder of the year ended December 31, 2022;

•	Deductions: deductions (e.g., sales and other taxes) were applied considering information provided by management;

•	Net revenue: KPMG projected that gross revenue would increase at a CAGR of 17.6% through 2027, considering the Company’s actual revenue for the three months ended March 31, 2022 and its projected revenue for the remainder of the year ended December 31, 2022, which, in turn, resulted in the following projected net operating margin:

•	Total expenses: expenses are composed of personnel expenses, general expenses and other assets. Projected total expenses are calculated according to management’s expectations;

•	Allowance for doubtful accounts: provisions for insolvency were projected considering an average of 2.5% of the Company’s net operating margin, as according to management’s expectations;

•	Depreciation and amortization: depreciation expenses arise from existing fixed assets plus the depreciation of new investments. For existing fixed assets, KPMG applied a depreciation rate of 20% per year, consistent with its financial statements as of March 31, 2022 and management’s expectations;

•	Capital expenditures: Capital expenditures comprise the investments required for the growth and maintenance of the Company’s operations. For new investments, KPMG applied a depreciation rate of 20% per year, consistent with management’s expectations;

Capital Expenditures	Apr-Dec 2022	Jan-Dec 2023	Jan-Dec 2024	Jan-Dec 2025	Jan-Dec 2026	Jan-Dec 2027
	(in thousands of reais)
System	53	80	90	101	111	117
Hardware	62	93	105	118	130	136
POS	507	760	855	958	1,053	1,106
Capital expenditures	623	933	1,050	1,177	1,294	1,359

•	Income tax and social contribution: both charges were calculated considering an income tax charge of 25% and a social contribution charge of 9%;

•	Working capital: working capital projections were based on the Company’s gross revenues and on the assumption that the Company’s working capital proportion as of March 31, 2022 would remain stable; and

•	Composition of results: KPMG projected the composition of the Company’s results for the remainder of the year ended December 31, 2022 and the years ended December 31, 2023, 2024, 2025, 2026 and 2027, resulting in an earnings before income tax, depreciation and amortization (“EBITDA”) margin of 57.3% for the period from April 1, 2022 to December 31, 2022, 57.9% for the year ended December 31, 2023 and 58.6% for each of the years ended December 31, 2024, 2025, 2026 and 2027.

The following tables present KPMG’s discounted cash flow analysis:

Free Cash Flow to the Firm	Apr-Dec 2022	Jan-Dec 2023	Jan-Dec 2024	Jan-Dec 2025	Jan-Dec 2026	Jan-Dec 2027	Perpetual
	(in thousands of reais)
Net profit	584,309	948,197	1,157,887	1,360,878	1,439,207	1,443,052	1,486,344
Depreciation	250,122	428,571	552,857	677,686	800,949	912,499	939,874
Capex	(622,500)	(933,000)	(1,050,000)	(1,177,000)	(1,294,000)	(1,358,700)	(1,207,595)
Working Capital Variation	(245,764)	(928,299)	(1,003,160)	(1,035,371)	(796,369)	(353,540)	(212,124)
Free Cash Flow	(33,833)	(484,530)	(342,416)	(173,808)	149,786	643,311	1,006,499

MoP	4.5	15	27	39	51	63
Discount rate (WACC)	11.95%	11.95%	11.95%	11.95%	11.95%	11.95%
Discount Factor	0.96	0.87	0.78	0.69	0.62	0.55
Discounted Cash Flow	(32,431)	(420,770)	(265,617)	(120,434)	92,711	355,681

Growth in Perpetuity
G	3.00%
Inflation Rate	3.00%

Explicit Period	(390,860)
Perpetuity	6,218,266
Enterprise Value	5,827,405
Adjustments	(1,677,619)
Equity Value	4,149,786

By applying this method, KPMG concluded that the Company’s equity value as of March 31, 2022 amounted to R$4,149.8 million, and that its fair value was between R$3,960.0 million and R$4,350.0 million, which would be equal to a price per Unit in the range of R$4.24 to R$4.66 or a price per Share in the range of R$2.12 to R$2.33.

Miscellaneous

KPMG noted that the Report did not constitute a judgment, opinion, proposal, request, suggestion or recommendation to management or the Company’s shareholders, or to any third party, as to the convenience or opportunity of, or as informing a decision to participate or decline to participate in, the Offers. KPMG further noted that the Company’s shareholders should perform their own analyses in deciding whether to participate in the Offers, and should consult their own financial, tax and legal advisors to form their own, independent opinions as to the Offers. KPMG did not express any view on, and the KPMG Report did not address, any other term or aspect of the Offers. KPMG’s Report did not in any manner address the prices at which the Securities would trade at any time, and KPMG expressed no opinion or recommendation as to whether the holders of Securities should tender their Securities into, or take any other actions in connection with, the Offers.

KPMG assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to KPMG by the Company, and formed a substantial basis for its Report. KPMG’s Report was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to KPMG as of, the date of its Report. Events occurring after the date of KPMG’s Report may affect KPMG’s Report and the assumptions used in preparing it, and KPMG did not assume any obligation to update, revise or reaffirm its Report. KPMG’s Report was limited to the valuation, from a financial point of view, of the Company. KPMG was retained to provide only a written appraisal report in connection with the Offers. As a result, KPMG was not involved in structuring, planning or negotiating the offer price or any other terms of the Offers. In preparing its Report, KPMG was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving the Company. With respect to the financial projections for the Company, KPMG assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. KPMG expressed no view as to the forecasts provided by the Company or the assumptions on which they were based.

In connection with the preparation of the Report, KPMG performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, KPMG considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor that it considered. KPMG believes that selecting any portion of its analyses, without considering all of the analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, KPMG may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be KPMG’s view of the actual value of the Company. In performing its analyses, KPMG made numerous judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. These include, among other things, the impact of competition on the business of the Company and the payments industry generally, industry growth, and the absence of any material adverse change in the financial condition and prospects of the Company or the payments industry, or in the financial markets in general. Any estimates contained in KPMG’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Under the terms of its engagement letter, KPMG provided to the Getnet Board the written appraisal report described herein and attached hereto as Annex I, and the Company has agreed to pay KPMG a fee of R$250,767, net of taxes, which was paid on August 22, 2022. The Company has also agreed to reimburse KPMG for its reasonable, actual and documented expenses incurred in connection with its engagement. In addition, the Company has agreed to indemnify KPMG and its affiliates, their respective officers, directors, employees and agents and each other person, if any, controlling KPMG or any of its affiliates against certain liabilities and reasonable expenses.

In the two years prior to the date of KPMG’s appraisal report, KPMG and its affiliates have provided accounting and tax consulting services to the Company, for which KPMG and its affiliates have received fees of less than U.S.$1.0 million from the Company. In 2022 (through October 24, 2022) and the years ended December 31, 2021 and 2020, KPMG and its affiliates have provided accounting, tax and consulting services to PagoNxt Merchant Solutions and certain affiliates of PagoNxt Merchant Solutions, for which PagoNxt Merchant Solutions and such related companies have agreed to pay fees of EUR53.0 million, EUR53.8 million and EUR34.3 million, respectively, to KPMG and its affiliates (approximately U.S.$51.9 million, U.S.$52.7 million and U.S.$33.6 million, respectively, based on the U.S.$/EUR closing exchange rate of U.S.$0.9795 per EUR1.00 as published by Bloomberg for November 11, 2022). KPMG may seek to provide accounting, tax, consulting and other services to PagoNxt Merchant Solutions, the Company and their respective affiliates in the future and would expect to receive fees for the rendering of those services.

Fairness Opinion of BR Partners

BR Partners was retained by the Company to provide a fairness opinion to the Getnet Board in connection with the Offers. The Getnet Board selected BR Partners to act as financial advisor to them based on BR Partners’ qualifications, experience, reputation and knowledge of the Company’s business, as well as its experience in Brazil, as part of its business as an investment bank and regular involvement in the valuation of businesses and assets related to mergers and acquisitions, underwritings, secondary distributions of shares of listed and unlisted companies and private placements. The Company requested that BR Partners provide a written opinion to the Getnet Board as to the fairness, exclusively from a financial perspective, of the offer price in the Offers.

On November 10, 2022, BR Partners delivered its written fairness opinion to the Getnet Board to the effect that, as of such date, and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by BR Partners in connection with the opinion, the offer price in the Offers was fair from a financial point of view to the holders of Securities (other than Purchaser and its affiliates).

The full text of BR Partners’ fairness opinion dated November 10, 2022 to the Getnet Board (the “BRP Opinion”), which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by BR Partners in connection with such opinion is attached to this Statement as Annex II and is incorporated into this Statement by reference in its entirety. The description of the BRP Opinion set forth below is qualified in its entirety by reference to the full text of the BRP Opinion. You are encouraged to read the BRP Opinion carefully and in its entirety.

The BRP Opinion was rendered to the Getnet Board in its capacity as such, and addressed only the fairness as of the date of such opinion, from a financial perspective, of the offer price in the Offers to the holders of Securities (other than Purchaser and its affiliates). BR Partners did not express any views on, and its opinion did not address, any other term or aspect of the Offers. The BRP Opinion did not in any manner address the prices at which the Securities would trade at any time, expressed no opinion or recommendation as to whether the holders of Securities should tender their Securities into, or take any other actions in connection with, the Offers.

In arriving at its opinion, BR Partners, among other things:

•	Reviewed certain publicly available financial statements and other business and financial information of the Company;

•	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	Reviewed the Company’s business plan and projections, which were provided by the Company (“Finance and Planning Forecasts”);

•	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	Reviewed the reported prices and trading activity for the Securities;

•	Compared the financial performance of the Company and the prices and trading activity of the Securities with those of certain other publicly traded companies comparable with the Company and their securities;

•	Reviewed the tender offer documents; and

•	Performed other analyses, reviewed other information and considered factors as BR Partners has deemed appropriate.

In preparing its opinion, BR Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available, supplied or otherwise made available to BR Partners by the Company. BR Partners assumed and relied, with consent of the Getnet Board, that the financial projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and industry practice. BR Partners assume no responsibility and express no opinion as to the Company’s projections, the assumptions on which they were based or any other financial analyses, estimates and forecasts provided to BR Partners by the Company’s management.

In addition, BR Partners assumed that the Offers would be consummated in accordance with the terms set forth in the tender offer documents for the Offers without any waiver, amendment or delay of any terms or conditions. BR Partners has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed tender offers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the Company or any of its affiliates. In rendering its opinion, BR Partners did not act as a legal, tax or regulatory advisor and acted only as a financial advisor and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax and regulatory matters.

BR Partners expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Securities in the Offers. BR Partners also expressed no opinion as to the relative fairness of the offer price for Share or Units as compared to the offer price for the ADSs. BR Partners did not express any view on, and the BRP Opinion did not address, any other term or aspect of the Offers. The BRP Opinion did not address the relative merits of the Offers as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. BR Partners has not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or any of its respective affiliates, nor was BR Partners furnished with any such valuations or appraisals. The BRP Opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to BR Partners as of, the date of its opinion. Events occurring after the date of the BRP Opinion may affect the BRP Opinion and the assumptions used in preparing it, and BR Partners did not assume any obligation to update, revise or reaffirm its opinion.

The BRP Opinion does not constitute a recommendation to any holder of Securities on how such securityholder should vote or act with respect to the Offers or any other matter, and should be relied upon by the Getnet Board only. BR Partners undertakes no responsibility to update or revise its opinion based on circumstances or events occurring after the date of the BRP Opinion.

BR Partners was retained to provide only a written fairness opinion in connection with the Offers and the BRP Opinion was limited to the fairness, from a financial perspective, of the offer price in the Offers to the holders of the Securities (other than Purchaser and its affiliates). BR Partners was not involved in structuring, planning or negotiating the offer price in the Offers or any other terms of the Offers. In arriving at its opinion, BR Partners was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving the Company.

Summary of Financial Analyses

In connection with its written opinion delivered to the Getnet Board as of November 10, 2022, BR Partners performed a VWAP analysis based on the historical trading price per Share and Unit, a discounted cash flow analysis and a book value analysis, as summarized below. The following summary is not a complete description of the financial analyses performed and factors considered by BR Partners in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data (including foreign exchange rates) as it existed on or before the issuance of the opinion. Some of these summaries of financial analyses include information presented in tabular format.

In order to fully understand the financial analyses used by BR Partners, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the BRP Opinion. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.

VWAP Analysis - Historical Trading Price per Share and Unit

BR Partners performed a VWAP analysis with respect to the historical volume weighted average trading prices per Share and Unit as reported by Bloomberg and Capital IQ platforms for (i) the period beginning on the date the Shares and Units were listed on October 18, 2021 and ending on the date the Offers were announced on May 19, 2022, and (ii) the period beginning on the day following the date the Offers were announced (i.e. May 20, 2022) and ending on November 8, 2022. These VWAP analyses are set forth in the table below:

Trading Period	VWAP Common Shares	VWAP Preferred Shares	VWAP Units
From October 18, 2021 to May 19, 2022	2.83	2.48	4.38
From May 20, 2022 to November 8, 2022	2.26	2.25	4.54

The historical trading price per Share and Unit and the VWAP analyses were provided to the Getnet Board for informational purposes only and were not relied upon by BR Partners for valuation purposes.

Discounted Cash Flow Analysis

BR Partners performed a discounted cash flow analysis of the Company based on the Finance and Planning Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that considers macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, BR Partners calculated the implied equity value per Unit and the total equity of the Company by:

•	discounting the Company’s free cash flows to equity to present value as of June 30, 2022 using a discount rate (“Ke”) of 15.62% (which reflects BR Partners’ analysis of the Company’s cost of equity), determined based on a theoretical capital asset pricing model and using a mid-year convention, which considers the forecasted free cash flows to equity (defined as net income adjusted by depreciation and amortization, capex, supplementary working capital/funding needs and tax) over the period beginning on June 30, 2022 and ending on December 31, 2027 used by BR Partners based on the Finance and Planning Forecasts (the “PV Cash Flows”); and

•	adding to the foregoing results a terminal value for the Company of R$5,500 million calculated by applying a perpetuity growth rate of 3.0% (the “Perpetuity Value”) adjusted by (i) the aggregate PV Cash Flows from June 30, 2022 to December 31, 2027 in the amount of R$1,460 million, and (ii) the Perpetuity Value discounted to present value as of June 30, 2022.

BR Partners divided the result of the foregoing calculations by the number of outstanding Units as of June 30, 2022, resulting in an implied equity value per Unit at a midpoint of R$4.42 and a total equity value for the Company of R$4,121 million. For purposes of the BRP Opinion, BR Partners applied a sensitivity margin of 4.75% relative to this midpoint value and thereby arrived at a range of R$4.21 to R$4.63 per Unit, or a total equity value between R$3,926 million and R$4,317 million.

The table below summarizes the discounted cash flow analysis conducted by BR Partners:

	Six-Month Period Ended December 31,	Year Ended December 31,
	2022	2023	2024	2025	2026	2027
	(in millions of R$)
Net income	354	815	946	993	1,126	1,251
Depreciation and amortization	191	467	706	991	1,232	1,423
Capital expenditures	(643)	(1,083)	(1,312)	(1,532)	(1,736)	(1,945)
Supplementary working capital(1)	(13)	(41)	(48)	(53)	(48)	(55)
Income tax(2)	72	124	88	80	20	—
Free Cash Flow to Equity	(40)	282	381	479	594	674
Discounted cash flow(3)	(38)	244	285	310	332	326

(1)	BR Partners calculated supplementary working capital as the sum of inventory, recoverable taxes and other assets as a percentage of total payments volume (“TPV”) less the sum of payable taxes and other liabilities as a percentage of TPV. With regards to operational working capital (accounts payable and accounts receivable as a percentage of TPV), its annual variation is fully offset by funding raised by the Company. In addition, as discussed with and confirmed by the Company, working capital considers prepayment activities (i.e., the advance payment of receivables) as an operational activity and, therefore, the funding structure and corresponding financial expenses are deemed to be operational. To this end, the funding cost is deducted directly from revenues generated by fees charged by the Company to its prepayment customers (i.e., as net financial margin). BR Partners also assumes that the Company will be able to continuously fund its activities, in particular through funding arrangements with Santander Brasil and its affiliates.

(2)	Income tax includes the use of accumulated tax credits balance in the amount of R$385.2 million as of June 30, 2022.

(3)	BR Partners calculates the present value of future free cash flow to equity as of June 30, 2022 using a discount rate of 15.62%.

The table below summarizes the results of the calculation of the implied equity value per Unit and the total equity value of the Company based on the discounted cash flow to equity methodology summarized above:

Perpetuity growth rate (“g”)	3.0%
Perpetuity Value(1)	R$5,500 million
PV Cash Flows until 2027	R$1,460 million
PV Perpetuity Value(2)	R$2,262 million
Total Equity Value(3)	R$4,121 million
Implied equity value per Unit(4)	R$4.42

(1)	BR Partners calculated Perpetuity Value using the Gordon Growth Method, which is calculated by multiplying free cash flows to equity for the year ended December 31, 2027 by (1 + g) and thereafter dividing the figure by (Ke – g).

(2)	BR Partners calculated PV Perpetuity Value as the Perpetuity Value discounted to present value as of June 30, 2022 using a discount rate of 15.62%.

(3)	BR Partners calculated Total Equity Value as the sum of PV Perpetuity Value and PV Cash Flows until 2027.

(4)	BR Partners calculated the implied equity value per Unit as the Total Equity Value divided by 933,361,101 theoretical outstanding Units, considered as such by taking into account the total number of outstanding Shares as of June 30, 2022 and dividing this number by two.

Book Value Analysis

BR Partners performed a book value analysis, which, in its view, is a typical analysis in the context of valuing business enterprises. This analysis consisted of dividing the Company’s total book value, as set forth in the Company’s unaudited interim consolidated financial statements as of June 30, 2022, by the number of outstanding Shares (including Shares underlying Units) on June 30, 2022 to calculate the book value per Share or Unit. On June 30, 2022, the total book value of the Company was R$2,829 million, the book value per Share was R$1.52 and the book value per Unit was R$3.03.

Miscellaneous

BR Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion for the review of the Offers by the Getnet Board. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, BR Partners considered the results of all of its analyses as a whole and did not attribute any weight to any analysis or factor that it considered. BR Partners believes that selecting any portion of its analyses, without considering all of the analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, BR Partners may have given various analyses and factors different weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be BR Partners’ view of the actual value of the Company. In performing its analyses, BR Partners relied on the Finance and Planning Forecasts, which may include numerous judgments and assumptions regarding industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. These include, among other things, the impact of competition on the business of the Company and the payments on the industry in general, the industry growth, and the absence of any material adverse change in the financial condition and prospects of the Company or the payments industry, or in the financial markets in general. Any estimates contained in BR Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

BR Partners conducted the analyses described above solely as part of its analysis from a financial perspective to the holders of Securities (other than Purchaser and its affiliates) of the offer price in the Offers as of the date of the BRP Opinion to the Getnet Board. The BRP Opinion did not address the relative merits of the Offers as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, The BRP Opinion did not in any manner address the prices at which the Securities would trade at any time, and BR Partners expressed no opinion or recommendation as to whether the holders of the Company Securities should tender their Securities into, or take any other actions in connection with, the Offers.

The BRP Opinion to the Getnet Board was one of many factors taken into consideration by the Getnet Board in making its recommendation. Consequently, the analyses described above should not be viewed as determinative of the opinions of the Getnet Board with respect to the consideration or of whether the Getnet Board would have been willing to recommend different consideration. The BRP Opinion was approved by a committee of BR Partners and other professionals in accordance with BR Partners’ customary practice.

BR Partners is an independent investment bank specialized in financial advisory and investments, organized as a corporation under the laws of the Federative Republic of Brazil. BR Partners, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities of the Company, Purchaser, or any other company, or any currency or commodity, or any related derivative instrument.

Under the terms of its engagement letter, BR Partners provided to the Getnet Board the written fairness opinion described herein and attached hereto as Annex II in connection with the Offers, and the Company has agreed to pay BR Partners a fee of R$250,000, net of taxes, which became payable on November 10, 2022 upon delivery of the BRP Opinion and is not contingent upon the completion of the Offers. The Company has also agreed to reimburse BR Partners for its reasonable, actual and documented expenses, including reasonable fees of counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify BR Partners and its affiliates, their respective officers, directors, employees and agents and each other person, if any, controlling BR Partners or any of its affiliates against certain liabilities and reasonable expenses.

In the two years prior to the date of the BRP Opinion, BR Partners and its affiliates did not provide any services to, or receive any fees or compensation from, the Company, Purchaser or their respective affiliates. BR Partners may seek to provide financial advisory and financing services to the Company, Purchaser and their respective affiliates in the future and would expect to receive fees for the rendering of those services.

Intent to Tender

To the extent known to the Company after making reasonable inquiry, the Company’s executive officers and directors currently intend to tender, pursuant to the Offers, 137,721, or 99.94% of the 137,807 Common Shares held of record or beneficially owned by them in aggregate, and 137,721, or 99.94% of the 137,807 Preferred Shares held of record or beneficially owned by them in aggregate. As of the date of this Statement, none of the executive officers or directors of the Company currently holds of record or beneficially owns more than 1% of the Securities.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

For information regarding the retention of KPMG and BR Partners by the Company, see “Item 4. The Solicitation or Recommendation” in this Statement.

Except as set forth in this Statement or the exhibits to this Statement, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the holders of the Company’s Securities on its behalf with respect to the Offers. The Company has not authorized anyone to give information or make any representation about the Offers that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, holders of the Company’s Securities should not rely on any other information.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To the knowledge of the Company, no other transactions in the Company’s Securities have been effected by the Company or any of its affiliates, directors or executive officers during the past 60 days prior to the date of this Statement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described or referred to in this Statement or the exhibits to this Statement or the U.S. Offer to Purchase, no negotiation is being undertaken or engaged in by the Company in response to the cash tender offer that relates to or would result in (i) a tender offer or other acquisition of the Company Securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the exhibits to this Statement, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offers which relate to or would result in one or more of the matters referred to in the preceding sentence.

ITEM 8. ADDITIONAL INFORMATION.

General

The U.S. Offer constitutes a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the U.S. Offer and the consideration offered to unaffiliated security holders be filed with the SEC and disclosed to such unaffiliated security holders. Such information has been provided in this Statement and in the Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 filed by Purchaser (including, in each case, the exhibits thereto).

Forward-Looking Statements

This Statement includes certain forward-looking statements. These statements may be identified by words like “believes,” “anticipates,” “plans,” “expects,” “projects,” “should,” “will,” “intends,” “probability,” “risk,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Purchaser or the Company or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from expectations. Risks and uncertainties include, among other things: risks related to the U.S. Offer, including uncertainties as to how many of the Company’s securityholders will tender their shares in the U.S. Offer; general economic or industry conditions of areas where Purchaser or the Company have significant operations or investments (such as a worse economic environment, higher volatility in capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits and the effects of the COVID-19 pandemic on the global economy); exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); potential losses from early repayments on loan and investment portfolios, declines in value of collateral securing loan portfolios, and counterparty risk; political stability in Spain, the United Kingdom, other European countries, Latin America and the United States; changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the United Kingdom’s exit from the European Union and increased regulation in response to financial crisis; the ongoing war between Russia and Ukraine; the ability to integrate successfully acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; changes in access to liquidity and funding on acceptable terms, in particular if resulting from credit spread shifts or downgrades in credit ratings; and other risks and uncertainties discussed in (i) the Company’s filings with the SEC, including the “Item 3. Key Information—D. Risk Factors” and “Forward-Looking Statements” sections of the Company’s most recent annual report on Form 20-F and (ii) the filings with the SEC of Santander, Purchaser’s ultimate parent company, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Santander’s most recent annual report on Form 20-F. You can obtain copies of the Company’s, Purchaser’s and Santander’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those that will be set forth in this Statement, the U.S. Offer to Purchase, Purchaser’s Tender Offer Statement on Schedule TO, Purchaser’s Transaction Statement on Schedule 13E-3 and other tender offer documents filed or to be filed by Purchaser and the Company. All forward-looking statements in this Statement are qualified in their entirety by this cautionary statement.

Incorporation of Exhibits by Reference

The information contained in the exhibits referred to in “Item 9. Exhibits” of this Statement is incorporated by reference herein.

ITEM 9. EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 31, 2022 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(ii)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iii)	Form of Unit Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iv)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on October 31, 2022).

(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(vii)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(viii)	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(5)(i)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to the Schedule 14D-9C filed by the Company on May 20, 2022).
(a)(5)(ii)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to the Schedule 14D-9C filed by the Company on May 31, 2022).
(a)(5)(iii)	Call Notice and Manual for Participation in the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento, held on July 8, 2022 (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on May 31, 2022).
(a)(5)(iv)	Minutes of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022 (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on July 11, 2022).
(a)(5)(v)	Final Synthetic Voting Map of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022 (incorporated by reference to Item 2 the Schedule 14D-9C filed by the Company on July 11, 2022).
(a)(5)(vi)	Material Fact issued by the Company regarding the appraisal report by KPMG Auditores Independentes Ltda., dated (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on July 18, 2022).
(a)(5)(vii)	Notice to the Market issued by the Company regarding changes in the Company’s senior management (incorporated by reference to the Current Report on Form 6-K furnished by the Company on September 21, 2022).
(a)(5)(viii)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to the Current Report on Form 6-K furnished by the Company on October 27, 2022).
(a)(5)(ix)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to the Schedule 14D-9C filed by the Company on October 28, 2022).
(a)(5)(x)	Free translation to English of the minutes of the meeting of the board of directors of the Company to resolve on the Offers held on November 11, 2022.*
(a)(5)(xi)	Material Fact issued by the Company with respect to the meeting of the board of directors of the Company to resolve on the Offers, issued on November 11, 2022.*
(e)(i)	Partnership Agreement between Getnet and Banco Santander (Brasil) S.A. (English translation) (incorporated herein by reference to Exhibit 4.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-40818) filed with the SEC on March 10, 2022).
(g)	Not applicable.
* Filed herewith.

Annex I	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022.
Annex II	Fairness opinion by BR Partners Assessoria Financeira Ltda., dated November 10, 2022.
Annex III	Information concerning directors and executive officers of the Company.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Dated: November 14, 2022.	By:	/s/ Cassio Schmitt
		Name:	Cassio Schmitt
		Title:	Chief Executive Officer

By:	/s/ André Parize Moraes
	Name:	André Parize Moraes
	Title:	Chief Financial Officer and Investor Relations Officer

Annex I

APPRAISAL REPORT BY KPMG AUDITORES INDEPENDENTES LTDA., DATED OCTOBER 26, 2022.

Getnet Adquirência e Serviços para Meios de Pagamento S.A. - Instituição de Pagamento

Economic-financial appraisal report related to
Getnet Adquirência e Serviços para Meios de Pagamento
S.A. – Instituição de Pagamento

ADVISORY

October 26th, 2022

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	16
IV. Market Information	24
V. Methodologies Used For Evaluation Purposes	29
VI. Volume Weighted Average Price	31
VII. Shareholders Equity Per Share	35
VIII. Economic Value of the Company	37
IX. Conclusion	43
Appendix	
1. Appendix I – Glossary	47
2. Appendix II – Discount Rate	49
3. Appendix III - Important Notes	53

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent I. Executive Summary (1/6) Introduction (Source: Client) Getnet Adquirência e Serviços para Meios de Pagamento S.A. Instituição de or is a payment and management company, which was founded in 2003 , headquartered in Brazil . The shareholding structure of the Company is : PagoNxt Merchant Solutions S . L . ("PagoNxt") ( 89 . 88 % of the shares), Banco Santander S . A . ( 0 . 04 % of the shares) and other minority shareholders ( 10 . 09 % of the shares) . The Getnet ticker registered in B 3 S . A . - Brasil, Bolsa, Balcão ("B 3 ") is GETT 3 , GETT 4 and GETT 11 . As described in the material fact published on May 19 , 2022 and according with the provisions of article 157 , paragraph 4 , of Law No . 6 , 404 , of December 15 , 1976 , as amended ("Lei das Sociedades por Ações"), and in CVM Resolution No . 44 , of August 23 , 2021 , as amended ("Resolução CVM 44 "), PagoNxt presented a proposal for a public offer for the acquisition of common shares, preferred shares and Units ("OPA") issued by the Company, as the offeror, for the purpose of delisting Getnet on the CVM for trading shares on the market as an issuer of category "A" securities, pursuant to CVM Instruction No. 80, of March 29, 2022, as amended ("Resolução CVM 80") with the consequent cancellation of the Cancelamento de listing in the B3. Thus, Getnet hired KPMG to meet the requirements of the Transaction pursuant to article 9 and Appedix C of Resolução CVM 85 , as it is necessary to execute this independent evaluation report of Getnet for the purpose of an OPA for delisting, with payment in cash, to be proposed by PagoNxt to shareholders holding securities issued by the Company, outstanding in the market . The costs of preparing this Report will be supported by PagoNxt . Sources of information Were used the audited consolidated financial statements of the Companies and subsidiaries, as of March 31 st , 2022 and Getnet management reports . The work also took into account information obtained with interviews with the management, and financial information provided by the Client in written or verbal form . In addition, public Market Information were used, in order to analyze the assumptions used in the evaluation. KPMG analyzed the public information available, the information provided by the Company and used at this work, recognizing them to be consistent. Subsequent Events We emphasize that this Report is based on the position of the consolidated balance sheet of the Companies as of March 31 st, 2022. Any relevant facts that may have occurred after the reporting date which have not been brought to our t his attention up to the date of the issuance of estimated value for the Company in this Report.

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent I. Executive Summary (2/6) Valuation Criterion According to appendix C of CVM nº 85/22, the Company's fair value must be determined individually or in combination, by the following criteria: (i) weighted average price quoted by the Company's shares on the stock exchange; (ii) Shareholder s equity book value; and (iii) the Economic Value of the Company, estimated using the discounted cash flow methodology. To obtain the Company's value, the discounted cash flow was considered the most appropriate methodology based on the following considerations: Getnet is an operational company ; The discounted cash flow methodology considers the perspective of future profitability through the Company's business plan, as provided by the Company's Management, Getnet's future profitability, and the consequent cash generation for its shareholders ; and The value obtained by this method also considers the valuation of Getnet's intangible assets, implicitly ; The discount rate was projected according to the WACC (Weighted Average Cost of Capital) methodology . The value of the discount rate, in nominal and annual terms, is 11 . 95% . Evaluation Database was March 31 , 2022 , with projection period from April 1 , 2022 to December 31 , 2022 in the first year and annually until December 31 , 2027 ( 5 years and 9 months), plus perpetuity . The projection were performed in thousands of reais (R $ thousand), or as indicated in the table or chart, in nominal terms (considering the inflationary effect) . business plan evaluated by discounted cash flow. The assumptions calculated in the projective period are in accordance with the projections expected by Management and long - term perspectives. For more details regarding the assumptions adopted, see section VIII (Economic Value of the Company), starting on page 36.

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Note 1: The weighted average of the units of 9 months before the material fact was considered, once Getnet initial public offering occurred on October 18, 2021 Note 2: Considering the number of 1,866,722 shares, according to the Financial Statement reviewed by independent auditors - 1 st quarter of 2022. I. Executive Summary (3/6) Report Summary Getnet was valued using the following methods: Discounted Cash Flow, Weighted Average Price of the Listing of the Company Shares and Shareholders' Equity Per Share, the results are presented below: UNIT - Calculation of value per unit (BRL per unit)

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent I. Executive Summary (4/6) Report Summary Getnet was valued using the following methods: Discounted Cash Flow, Weighted Average Price of the Listing of the Company Shares and Shareholders' Equity Per Share, the results are presented below: Note 1: The weighted average of the units of 9 months before the material fact was considered, once Getnet initial public offering occurred on October 18, 2021 Note 2: Considering the number of 1,866,722 shares, according to the Financial Statement reviewed by independent auditors - 1 st quarter of 2022. GETT3 - Calculation of value per share (BRL per share)

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent I. Executive Summary (5/6) Report Summary Getnet was valued using the following methods: Discounted Cash Flow, Weighted Average Price of the Listing of the Company Shares and Shareholders' Equity Per Share, the results are presented below: Note 1: The weighted average of the units of 9 months before the material fact was considered, once Getnet initial public offering occurred on October 18, 2021 Note 2: Considering the number of 1,866,722 shares, according to the Financial Statement reviewed by independent auditors - 1 st quarter of 2022. GETT4 - Calculation of value per share (BRL per share)

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent To estimate the Company's value range, we considered the discounted cash flow method based on Management's expectations of future earnings, as the most appropriate methodology for valuing the Company . The value for 100 % of Getnet's shares on March 31 st , 2022 is estimated between BRL 3 . 96 billion (three billion, nine hundred and sixty million reais) and BRL 4 . 35 billion (four billion, three hundred and fifty million reais), equivalent to a value per unit (GETT 11 ) between BRL 4 . 24 (four reais and twenty - four cents) and BRL 4 . 66 (four reais and sixty - six cents) . For GETT 3 and GETT 4 shares between BRL 2 . 12 (two reais and twelve cents) and BRL 2 . 33 (two reais and thirty - three cents) . i h b r u K i u t A a l i m a C Ltda. KPMG Corporate Finance Ltda. Senior Manager I. Executive Summary (6/6) Conclusion

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	16
IV. Market Information	24
V. Methodologies Used For Evaluation Purposes	29
VI. Volume Weighted Average Price	31
VII. Shareholders Equity Per Share	35
VIII. Economic Value of the Company	37
IX. Conclusion	43
Appendix	
1. Appendix I – Glossary	47
2. Appendix II – Discount Rate	49
3. Appendix III - Important Notes	53

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent District . KPMG in Brazil has offices located in São Paulo (head office), Belém, Belo Horizonte, Brasília, Campinas, Cuiabá, Curitiba, Florianópolis, Fortaleza, Goiânia, Joinville, Londrina, Manaus, Osasco, Porto Alegre, Recife, Ribeirão Preto, Rio de Janeiro, Salvador, São Carlos, São José dos Campos and Uberlândia . Guided by the purpose of empowering change, KPMG has become a reference company in the segment which operates . We have shared value and inspired trust in the capital markets and communities for over 100 years, transforming people and companies and generating positive impacts that contribute to the s u st a in a ble c han g es i n our customers, governments a nd c i v il K P M G is one of the world Corporate Finance, member firms of the leaders in mergers and acquisitions advice. of mergers and acquisitions advisory firms is their deep penetration into the international business community. on mergers, acquisitions and joint ventures in Brazil, KPMG is one of the leaders. In several recent transactions, KPMG has acted successfully, advising clients. Internal process of approval of the Report The review process followed at KPMG is very thorough and consists of several steps . Specifically in the Valuation area, responsible for Getnet's Economic - Financial Appraisal, all assessment models and spreadsheets undergo a rigorous review process that is initiated by the Senior Consultant working on the project and a Senior Manager . The report, the final product of our work, undergoes reviews at the same levels as the economic - financial models developed, and the review by the partner responsible for the work is added to this process . This entire process is reviewed by the Reviewer Partner so that the work is performed to the highest quality standard . Identification and qualification of the involved professionals Fernando Afonso C. S. B. Mattar e Camila Atui Kurbhi coordinated and participated in the development of this Report and are responsible for this work. Gabriel C. Carracedo was the partner reviewer of the work. Yor can find the curricula vitae of these professionals on pages 11 and 12. Appraiser declarations According to CVM Resolution 85, KPMG declares, on July 15th, 2022, that: It does not own shares in Getnet or its subsidiaries, nor are officers, managers, directors, controllers or persons related to them. commercial and credit relationships that could impact the There R epor t . There conflict of interest that harms the independence necessary for the performance of their demands in this work . The amount charged as remuneration for the services provided, referring to the preparation of this Report, is BRL 250 , 767 . 00 (two hundred and fifty thousand, seven hundred and sixty - seven reais), net of taxes . KPMG Corporate Finance Ltd . and other companies operating under the KPMG brand in Brazil declare that they have received compensation from Getnet Adquirência e Meio de Pagamento S . A . , through CNPJ's 10 , 440 , 482 0001 - 54 and 10 , 440 , 482 0006 - 69 for the provision of professional services to the Company in the last 12 (twelve months) prior to the presentation of this Report in the amount of R $ 680 , 096 . 86 (six hundred and eighty thousand and ninety - six reais and eighty - five cents) . KPMG Corporate Finance Ltd . and other companies operating under the KPMG brand in Brazil declare that they have received remuneration in the amount of BRL 47 , 574 (forty - seven thousand, five hundred and seventy - four reais) from Banco Santander (Spain) S . A for providing professional services to the Company in the last twelve months prior to the presentation of this Report . II. Information About the Appraiser (1/5) KPMG is a global network of professional services firms providing Audit, Tax and Advisory services . We operate in 146 countries and have 162 , 000 people working in member firms around the world . In Brazil, approximately 5 , 000 professionals located in 13 States and the Federal

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent II. Information About the Appraiser (2/5) Identification of payments made by Getnet

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Fernando A. C. S. B. Mattar Partner - Corporate Finance KPMG São Paulo Post Graduation in Business Administration Fundação Getúlio Vargas FGV/ SP Undergraduate degree in Mechanical Engineering Mackenzi e SP Since 1995 works in in business consulting, conducting projects in the financial restructuring of companies, economic - financial, mergers and acquisitions and start - up companies and business units. Started at KPMG in 2006. Before he served as manager of Arthur Andersen and worked as manager of business development for the Cisneros Group in Latin America. Financial Institutions, Banks, Insurance and others. Name Position Qualifications Experience Sector of Experience II. Information About the Appraiser (3/5) Gabriel C. Carracedo Partner Independent Reviewer - Corporate Finance KPMG São Paulo Post Graduation in Finance IBMEC/ SP Graduate degree in Business Administration Universidade Salvador Bahia Started at KPMG in 2003, has a strong experience in financial valuation, also acting with advice on Mergers and Acquisitions, through different methodologies. Banking, Telecommunications and IT (software and hardware), Entertaining, Publishing, Aviation, Education, Retail Companies, among others. Nome Position Qualifications Experience Sector of Experience

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Camila Atui Kurbhi Senior Manager Corporate Finance KPMG São Paulo Graduated in Civil Engineering from Universidade Presbiteriana Mackenzie São Paulo She started at KPMG in September 2016 , has experience in economic evaluations for investment decision - making purposes for companies and investment funds, carrying out impairment tests, Purchase Price Allocation, among others . Banking, Insurance, Retail Companies, Private Equity, Venture Capital and others. Nome Position Qualifications Experience Sector of Experience II. Information About the Appraiser (4/5)

II. Information About the Appraiser (5/5)

- Presented below are some of KPMG's Corporate Finance experiences in company's valuations in the last years:

Year	Company	Description
2022	Porto Seg S.A – Crédito, Financiamento e Investimento	Valuation for accounting purposes.
2022	Advent International Corpotation	Valuation for accounting purposes.
2021	Zurich Santander Brasil Seguros e Previdência S.A.	Valuation for accounting purposes.
2021	Sompo Seguros S.A.	Valuation for accounting purposes.
2021	Qualicorp Consultoria e Corretora de Seguros S.A.	Several valuations for accounting purposes.
2021	Porto Seguro S.A	Several valuations for accounting purposes.
2021	ICBC Brasil Banco Múltiplo	Valuation for accounting purposes.
2021	Banco Votorantim S.A	Several valuations for accounting purposes.
2020	Allianz Seguros S.A.	Valuation for accounting purposes.
2020	Kilimanjaro Brasil	Economic-Financial Appraisal of Elekeiroz S.A.

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

14

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	16
IV. Market Information	24
V. Methodologies Used For Evaluation Purposes	29
VI. Volume Weighted Average Price	31
VII. Shareholders Equity Per Share	35
VIII. Economic Value of the Company	37
IX. Conclusion	43
Appendix	
1. Appendix I – Glossary	47
2. Appendix II – Discount Rate	49
3. Appendix III - Important Notes	53

III. Company Information (1/7)

Company Overview

- Founded in 2003 in Rio Grande do Sul, Getnet is a company that offers physical and digital solutions, from payment solutions to business management, as well as banking and other financial services through its relationship with Santander Brasil. Below is a timeline of Getnet and its operations in Brazil:



2003
Startup specialized in technology born in Rio Grande do Sul.
2006
After authorization from BACEN, Getnet becomes a bank correspondent.
2009
Santander and Getnet carry out a Joint Venture to capture Mastercard transactions
2010
1st new market entrant (CADE and Bacen), after duopoly of acquisitions
2011
Launch of POS with color display, opening of new data center and increasing transaction processing capacity
2013
Santander buys part of the accreditation and card capture operations
2014
Santander acquires 88.5% of Getnet for R$1.1 billion. It also obtains the certificates: ISO27001 and PCI DSS – V3
2015
It becomes the first company to operate all brands on its machines. Also launch new brand positioning and APP Getnet and Sales Management
2016
First company to be certified as a Payment Institution by Bacen. It now accepts MasterCard, Visa, Elo, Hipercard, Alelo, Goodcard, Sodexo, Ticket, VR, Ticket Car, Ecofrotas and 15 more regional brands.
2019
Santander Brasil acquires the remaining 11.5% of Getnet for R$1.4 billion. New partnerships are also established with banks such as Pine and Original.
2021
Getnet is listed on B3 and Nasdaq, after Santander Brasil approved the segregation of its participation through spin-off.
2022
On May 19, 2022, the material fact was disclosed regarding the intention to carry out a public offer for deregistration in Brazil and a public offer for delisting in the United States.

Source: Company website

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

16

III. Company Information (2/7)

Company Overview (Source: Client Website)

- In 2013, Banco Santander entered into a partnership with Getnet for the accreditation and capture of cards and in 2014 it acquired control of its operations.
- It currently processes more than 4 billion payments per year, has its own technology teams and robust infrastructure.
- Getnet's portfolio of products and services is presented below:

Physical Solutions

Physical solutions include: Low cost machines for individual microentrepreneurs, mid-range machines, Digital POS and Integrated Solutions.

Digital Solutions

The main components of the digital platform are: Integration Methods, Fraud Management, Digital Vault, Recurrence, Split Payment, Digital Store, Getpay and Alternative Payments.

Financial services

Through the platform, it also provides financial services: Prepayment and Superget Account.

Getnet on the Market

- Processing over 3 billion payments per year;
- 3rd largest acquirer in Latin America;
- More than 850 thousand active customers;
- 2 million devices; and
- Offices in São Paulo, Porto Alegre and Campo Bom.

Customer Segmentation (Source: Institutional Presentation 4Q21)

- The segmentation of Getnet's customers is shown below, following the structuring model of Grupo Santander:

Entrepreneur
Individuals and IME

Small and Medium Sized Companies
Companies 1 and Companies 2

Large Companies
Companies 3 and Wholesale

Governments and Institutions



Wholesale
> BRL 200 MM / Year
Companies 3
BRL 30 MM to BRL 200 MM / Year
Companies 2
BRL 3 MM to BRL 30 MM / Year
Companies 1
BRL 81 thousand to BRL 3 thousand / Year
IME
Until BRL 81 thousand / Year
Individuals

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

17

III. Company Information (3/7)

Projetcs and Relevant Investments (source: Client)

- Below there is a description of relevant investment projects, indicating the amounts involved and the financial impact.
  - **System:** Investments to be made in the development of new solutions in order to enhance the Getnet E-commerce, based on the strategy of investing in an external sales force that will bring scalability to the business, like investments on: Tap on Phone, Payment Accounts, Whatsapp Pay and Digital Platform that has extensive solutions for payment methods and partnerships, in addition to offering new types of business with SCD, Society for Credit Origination that has guarantees by FIDC
  - **Hardware:** Investment in cybersecurity, B.I computational architecture, renovation of work tools and acquisition of servers.
  - **POS:** Investment made in the acquisition of POS, Getnet's main business. For the coming years, the strategy foresees a focus on the acquisition of Digital POS, the most expensive device, seeking a higher average ticket per customer, since the built-in Android operating system allows for greater commercialization of VAS's (Value Added Services).
- It is important to highlight that with the recent acquisitions of Getnet, such as Eyemobile, the Company intends to increase a range of products to complete the payment environment and leverage revenue per customer.

Shareholding Composition

Shareholder	Ordinary (OS)	% OS	Preferred (PS)	% PS
PagoNxt Merchant Solutions, S.L.[1]	859,368,586	90.39%	818,376,771	89.34%
Banco Santander S.A. (Spain)	674,040	0.07%	0	0.00%
Free Float	90,675,851	9.54%	97,626,954	10.66%
Total	**950,718,477**	**100%**	**916,003,725**	**100%**

(1) PagoNxt Company Group

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

18

III. Company Information (4/7)

Getnet Adquirência e Serviços Para Meios de Pagamento S.A.	
Company Description	• Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento ("Getnet") is a company of payment solutions, being them physical and digital solutions for different types of business.
Products	• Physical Solutions: low-cost terminals for individual micro-entrepreneurs and autonomous terminals for small and medium-sized companies (SMEs); Digital POS and integrated solutions for cash management systems and other business process systems. • Digital Solutions: digital platform that includes features offered by leading global payment service providers. The relevant components are: Integration Methods, Fraud Management, Digital Vault, Recurrence, Split Payment, Digital Store, Getpay and Alternative Payments. • Financial Services: Prepayment and Superget Account.
Market Segmentation	• Payment options.
Company Acquisitions	• 2008 – The Chilean company Celcarga, a cell phone recharge company, is the company's first acquisition. • 2009 – Getnet acquires Auttar, a company that provides integrated sales reconciliation services. • 2020 – Acquisition of Minestore, launching Loja Digital and GetPay. • 2021 – Eyemobile, a software company, is acquired by the Company. (R$ 21.5 million for 60% interest)

Source: Company website

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

19

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Total Revenue BRL 000 III. Company Information (5/7) Getnet's historical financial indicators are shown below (Source: BR GAAP 4Q2021 and 1Q2022 Financial Statements) Operating Income - BRL 000 Net Income BRL 000

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent III. Company Information (6/7) Results Report The following are Getnet's historical audited income statements as of December 31, 2020, December 31, 2021 and March 31, 2022: Source: Audited Financial Statements 4Q2020, 4Q2021 and 1Q2022.

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Source: Audited Financial Statements 4Q2020, 4Q2021 and 1Q2022. III. Company Information (7/7) Balance Sheet Below is Getnet's audited historical balance sheet as of December 31, 2020, December 31, 2021 and March 31, 2022:

Content

I. Executive Summary 3

II. Information About the Appraiser 10

III. Company Information 16

IV. Market Information 24

V. Methodologies Used For Evaluation Purposes 29

VI. Volume Weighted Average Price 31

VII. Shareholders Equity Per Share 35

VIII. Economic Value of the Company 37

IX. Conclusion 43

Appendix

1. Appendix I – Discount Rate 47

2. Appendix II – Important Notes 49

3. Appendix III - Important Notes 53

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Average Unemployment Rate in Brazil In 2019 , the average unemployment rate in Brazil was 12% . According to projections made by EMIS, this index is expected to reach 12 % in 2023 . The chart below shows the average unemployment rate in Brazil from 2012 to 2023 . 10 impacts of the pandemic on the Payments Market The largest markets in the world are the most affected by the pandemic; Consumer spending has declined dramatically; Payment providers launched initiatives to preserve economic liquidity; Cash withdrawals increased at first, but overall usage declined significantly; Tokenized and digital payments continue to be encouraged; payments have gained relevance and popularity; Conditions favorable to the strong increase in fraud; Change in payment providers' short - term strategy; Consumers and companies attracted to payments with integrated control tools; and Blockchain payments use cases could become viable. Payments Market in Latin America The Latin American e - commerce market has significant annual growth, with an increase of 22 % between 2017 and 2021 . The annual growth of e - commerce in Latin America is estimated to reach an average of 19 % by 2025 . Credit cards continue to be the most relevant payment method in the region, representing 39 . 3 % of the value of e - commerce transactions in 2021 . Debit cards represented 18 . 2 % of the value of transactions in the same year . Regarding POS (Points of Sale), there was a recovery in transaction growth in 2021 , increasing 12 % over the previous year, due to the pandemic - induced recession . It is estimated that the value of regional transactions at POSs will grow by 8 % by 2025 . In the chart on the next page, according to the Capgemini report, World Payments Report 2021 , the projection of the volume of transactions in global regions until 2025 is presented, reaching this year a total of 1 . 8 trillion in volume, with CAGR ( 2020 - 2025 ) of 18 . 6% . Source: EMIS, 2022 IV. Market Information (1/4) Expected Growth for Brazil The chart below shows the expected growth of the Brazilian population from 2022 to 2030 . It is estimated that the population will reach 224 . 9 million people in 2030 , growing an average of 0 . 59 % per year . Population Growth in Brazil (millions of people) Source: IBGE, 2020 Source: Global Payments Report, 2022

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Brazilian Payments Market In 2021, Brazil experienced rapid e - commerce growth, with a 16% increase compared to 2020. The main method used by Brazilians is the credit card, representing 44.7% of the value of e - commerce transactions in 2021. Bank transfers, debit cards, digital wallets and post - payment options offered by Boleto Bancário each yielded more than 10% of e - commerce transactions. Cash, which until 2018 accounted for a large part of payments at POSs, has fallen below a third of the value of payments at POSs in 2021. Pix, the new real - time payments service implemented in 2020, has already attracted more than 110 million Brazilian users population) in its first year. Payment methods in e - commerce in Latin America Payment methods at POS in Latin America IV. Market Information (2/4) Non - cash Transaction Volume (billions) Source: Global Payment Report, 2022 Source: Capgemini World Payments Report, 2021 Source: Global Payment Report, 2022

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Mix of points of sale by payment method in 2021 Acquirers' Market Share IV. Market Information (3/4) E - commerce mix by payment method in 2021 Source: Global Payment Report, 2022

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent GDP The chart below shows GDP projections during the projection period from April 2022 to 2027. IV. Market Information (4/4) Macroeconomic Assumptions (Source: Bacen) Brazilian Inflation The estimated inflation rate (IPCA) for the forecast period 2022 - 2027 is shown in the chart below . A decline can be observed from 2023 onwards, according to the expectations of the institutions consulted by Bacen (Banco Central do Brasil) .

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	16
IV. Market Information	24
V. Methodologies Used For Evaluation Purposes	29
VI. Volume Weighted Average Price	31
VII. Shareholders Equity Per Share	35
VIII. Economic Value of the Company	37
IX. Conclusion	43
Appendix	
1. Appendix I – Glossary	47
2. Appendix II – Discount Rate	49
3. Appendix III - Important Notes	53

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Description The price of shares weighted by the daily volume (VWAP) of Getnet, traded on B3, as the following period: - 12 (twelve) months immediately before publication until the date of the relevant fact; - The date of publication and the relevant fact and date of the assessment report. The Company's shareholders' equity, determined at the audited Financial Statement of March 31, 2022, divided by the total number of shares (1,866,722) also disclosed in the Financial Statements on the same date. Shareholders' equity value per share of the object company determined in the latest periodic information (annual or quarterly) sent to the CVM; The discounted cash flow criterion is widely used in the market to evaluate companies, guiding feasibility studies, purchase, sale, merger and IPO of companies, as it allows the appropriate measurement of the expected return on an investment for the investor; Getnet's projection period is 5 years and 9 months, from April 1st, 2022 to December 31, 2027, plus perpetuity. Methodology Weighted average share Shareholders Equity Per Share Market - Discounted cash flow * The Material Fact with the disclosure of the OPA was issued by the Company on May 19, 2022. This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. V. Methodologies Used For Evaluation Purposes As part of the Getnet Report, the following methodologies and parameters were considered:

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	16
IV. Market Information	24
V. Methodologies Used For Evaluation Purposes	29
VI. Volume Weighted Average Price	31
VII. Shareholders Equity Per Share	35
VIII. Economic Value of the Company	37
IX. Conclusion	43
Appendix	
1. Appendix I – Glossary	47
2. Appendix II – Discount Rate	49
3. Appendix III - Important Notes	53

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Source: CIQ, 14/07/2022 Note 1: Numbers of units of the Company informed on Financial Statement of 31/03/2022. Note 2: These values were based on market information. VI. Volume Weighted Average Price (VWAP) GETT11 See below the quotes of traded units on B3. We used the daily average weighted by the closing quote volume as illustrated in the graphic below: For the purpose of this analysis, it was considered the units closing price of Getnet weighted by the daily volume on B3. The values were calculated based on market information. It is worth pointing that the results might present distortions, if compared with values calculated based on undisclosed information about the Company.

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent VI. Volume Weighted Average Price (VWAP) GETT3 See below the quotes of traded shares on B3. We used the daily average weighted by the closing quote volume as illustrated in the graphic below: For the purpose of this analysis, it was considered a shares closing price of Getnet weighted by the daily volume on B3. The values were calculated based on market information. It is worth pointing that the results might present distortions, if compared with values calculated based on undisclosed information about the Company. Source: CIQ, 14/07/2022 Note 1: Numbers of units of the Company informed on Financial Statement of 31/03/2022. Note 2: These values were based on market information.

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent VI. Volume Weighted Average Price (VWAP) GETT4 See below the quotes of traded shares on B3. We used the daily average weighted by the closing quote volume as illustrated in the graphic below: For the purpose of this analysis, it was considered a shares closing price of Getnet weighted by the daily volume on B3. The values were calculated based on market information. It is worth pointing that the results might present distortions, if compared with values calculated based on undisclosed information about the Company. Source: CIQ, 14/07/2022 Note 1: Numbers of units of the Company informed on Financial Statement of 31/03/2022. Note 2: These values were based on market information.

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	16
IV. Market Information	24
V. Methodologies Used For Evaluation Purposes	29
VI. Volume Weighted Average Price	31
VII. Shareholders Equity Per Share	35
VIII. Economic Value of the Company	37
IX. Conclusion	43
Appendix	
1. Appendix I – Glossary	47
2. Appendix II – Discount Rate	49
3. Appendix III - Important Notes	53

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Note: It was used the last audited accounting information. VII. Shareholders Equity Per Share This valuation methodology is based on the Company's Shareholders' Equity. This information was obtained based on the Financial Statement reviewed by independent au ditors as of March 31 st , 2022, in BR GAAP. The Net Equity value calculated was subsequently divided by the total number of Getnet shares.

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	16
IV. Market Information	24
V. Methodologies Used For Evaluation Purposes	29
VI. Volume Weighted Average Price	31
VII. Shareholders Equity Per Share	35
VIII. Economic Value of the Company	37
IX. Conclusion	43
Appendix	
1. Appendix I – Glossary	47
2. Appendix II – Discount Rate	49
3. Appendix III - Important Notes	53

VIII. Economic Value of the Company (1/5)

General assumptions

- The DCF criterion is based on the concept that the value of a company is directly related to the amounts and periods during which free cash flows derived from operations will be available for distribution. Therefore, for the shareholder, the value of the company is measured by the amount of cash that are expected to be generated in the future by the business, which is then discounted to present value to reflect the time and risk associated with the cash generation.
- For valuation purposes, it is considered that 100% of the excess cash flows would be available for distribution when they are generated.
- Income statements are projected to calculate future cash flows generated by a company's operations. The projected depreciation and amortization values are added back to the projected net profits, while the projected capital expenditures are deducted. In addition, appropriate net working capital adjustments are included. Other items that affect the company's cash flow are also considered, when appropriate.

Evaluation base date

- March 31st, 2022.

Projection period

- The projection period is from April 1st, 2022 to December 31st, 2022 in the first year, and yearly until December 31st, 2027 (5 years and 9 months), plus perpetuity .

Value pattern

- Market Value[1]

Market Value[1] - the estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm´s length transaction, after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion. (IVSC - International Valuation Standards Council)

Projection currency:

- The financial projections were made in nominal terms, considering inflationary effects using Brazilian Real (BRL) in thousands, as base currency.

Discount Rate:

- The discount rate was calculated according to WACC (Weighted Average Cost of Capital), and is presented in the Appendix II. It is important to point out that the cash flows were discounted in the middle of the period.

Perpetuity Growth Rate::

- The method used to calculate the residual value is the perpetuity method, which calculates the residual value as of a present value of a cash flow considered as standard, perpetuating after the last projective year. For the projection after explicit period, this method is based on:
  - Maintain constant margins, constant working capital (days) and constant return on invested capital.
  - The Company invests a constant proportion on gross operational cash flow, sufficient to replenish its annual depreciation maintain the rhythm of product launches and technological updating of its equipment and systems, according to the additional investment to the depreciation demonstrated over the explicit period. Our understanding is that there is no evidence that competition will reduce after 2027, thus making such an investment necessary.
  - The Company demonstrate to have a return equivalent of WACC rate on any new investment in the period after the projected period.
  - It was used the value of 3.0% in perpetuity growth, according to the long-term inflation expectation.

Value in Perpetuity:

- The terminal value was calculated based on a perpetual cash flow, based on the normalized value of the operating cash flow of the last year of the projection (2027).

$$\text{Perpetuity value at the end of the last year of projection} = \frac{\text{Normalized last year free cash flow x Perpetuity growth rate}}{\text{(Discount rate – g)}} = \frac{\text{FCn x (1+g)}}{\text{(i-g)}}$$

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

37

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

VIII. Economic Value of the Company (2/5)

Main Considerations

- The DCF evaluation was made considering a scenery where Getnet remains in actual configuration, i.e, not considering possible effects resulting from the Offer and/or from the delisting process.
- The Report considered the business plan provided by the Company for the discounted cash flow estimation.

Gross Revenue

- The Gross revenue of Getnet is composed by the following accounts: "Comissions", "Financial Margin" and "Orex".
- Over the projection, the Gross Revenue presents a $CAGR_{2022\text{-}2027}$ of 17.6% p.a., considering total year estimate of 2022.

Comissions

Comissions is composed by: MDR Total, Rental Rate, Card Brand Cost, Verticals/Processing, Other Paid and Contractual Wage.

MDR Total: It is segregated in Bank Channel and External Channel. MDR Total projection is based in two drivers: TPV and percentage of representativeness of MDR, according to Management expectation.

Rental Rate: Also segregated in Bank Channel and External Channel, its projection is based on expected growth of the Company until 2024 and for the other projective period was considered a growth curve to reach GDP plus inflaion rate (IPCA) of long term.

Card Brand Cost: The projection is based in two drivers: TPV and card brand fee. The income is projected based on expected growth of the Company until 2024 and for the other projective period was considered a growth curve to reach GDP plus inflation rate (IPCA) of long term. The fee was projected according to Management expectations.

Verticals/Processing, Other Paid and Contractual Wage: The assumption to projection used was the expected growth of the Company until 2024 and for the other projective period was considered a growth curve to reach GDP plus inflation rate (IPCA) of long term.

Financial Margin

The Financial Margin account represents, on average, 43% of Gross Revenue. The projection is based on expected growth of the Company and long term perspectives.

Orex

Orex represents, on average, -0.4% of Gross Revenue. Its projection is based on expected growth of the Company and long term perspectives.

Gross Revenue (BRL Bn)



CAGR2022-2027:
17.6% p.a.
2,0
3,4
4,2
5,0
5,6
5,9
Abr-Dez 2022
Jan-Dez 2023
Jan-Dez 2024
Jan-Dec 2025
Jan-Dec 2025
Jan-Dec 2025
Gross Revenue

Note: The CAGR calculation was made considering the three months in real terms and nine projected months of the year 2022.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

38

VIII. Economic Value of the Company (3/5)

Deductions

- The Company deductions were projected considering informations provided by the Client. For PIS/COFINS the rate used was, on average, 10%. For Service Tax, the rate used was, on average, 1.4%.

Net Revenue

- The graphic below demonstrates the evolution of consolidated net revenue of the Company over the projected years.



Net Operating Margin (BRL Bn)
CAGR 2022-2027: 17.6% p.a.
1.8
3.0
3.7
4.5
5.0
5.3
Apr-Dec 2022
Jan-Dec 2023
Jan-Dec 2024
Jan-Dec 2025
Jan-Dec 2026
Jan-Dec 2027
Net Operating Margin (BRL Bn)

Note: The CAGR calculation was made considering the three months in real terms and nine projected months of the year 2022.

Total Expenses

- Getnet total expenses are composed by the following accounts: Personnel Expenses, General Expenses and Other Assets.
- The projection of Total Expenses were calculated according to Management expectations. The major expense is the General Expenses.

Allowance for Doubtful Accounts

- The balance of Provision for Insolvency refers to the balance of Allowance for Doubtfull Accounts of Getnet. It was projected considering an average percentage of 2.5% of Net Operating Margin, related to Management expectations.

Depreciation & Amortization

- It was considered the depreciation expense of existing fixed assets, as of base date evaluation, plus the new investments depreciation. For existing fixed assets e for new investments, it was considered a depreciation provided by the Management.
- For existing fixed assets it was considered a depreciation average rate applied by the Company of 20% per year in March 31st, 2022.

CAPEX

- CAPEX encompasses the investments necessary for the growth and maintenance of the Company's operations, as described in the Company Description on page 17.
- For new investments, the average depreciation rate of 20% per year applied by the Company was considered.

Capex BRL 000	Apr - Dec 2022	Jan - Dec 2023	Jan - Dec 2024	Jan - Dec 2025	Jan - Dec 2026	Jan - Dec 2027
system	53	80	90	101	111	117
Hardware	62	93	105	118	130	136
POS	507	760	855	958	1.053	1.106
Total	**623**	**933**	**1.050**	**1.177**	**1.294**	**1.359**

Income Tax and Social Contribution

- Income Tax and Social Contribution were calculated based on Lucro Real tax regime, considering current rate of 25% and 9% to Income Tax and Social Contribution, respectively.

Working Capital

Working Capital projection was based on gross revenue of Getnet, maintaining the proportion verified in March, 2022.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

39

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent VIII. Economic Value of the Company (4/5) Result Composition In the graphic bellow is presented the result composition of operating result of the Company during the projection horizon.

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent VIII. Economic Value of the Company (5/5) Estimated economic - financial evaluation We present the discounted cash flow, as well as other components from Getnet evaluation, in the table below:

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	16
IV. Market Information	24
V. Methodologies Used For Evaluation Purposes	29
VI. Volume Weighted Average Price	31
VII. Shareholders Equity Per Share	35
VIII. Economic Value of the Company	37
IX. Conclusion	43
Appendix	
1. Appendix I – Glossary	47
2. Appendix II – Discount Rate	49
3. Appendix III - Important Notes	53

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent To estimate the Company's value range, we considered the discounted cash flow method based on Management's expectations of future earnings, as the most appropriate methodology for valuing the Company. The evaluation resulted in a fair value that is estimated between BRL 3.96 billion (three billion, nine hundred and sixty million reais) and BRL 4.35 billion (four billion, three hundred and fifty million reais) for 100% of Getnet social capital as of base date of March 31 st , 2022. IX. Conclusion (1/3) Result of the Consolidated Valuation UNIT - Calculation of value per unit (BRL per unit)

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent IX. Conclusion (2/3) Result of the Consolidated Valuation GETT3 - Calculation of value per share (BRL per share)

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent IX. Conclusion (3/3) Result of the Consolidated Valuation GETT4 - Calculation of value per share (BRL per share)

Content

I. Executive Summary	3
II. Information About the Appraiser	10
III. Company Information	16
IV. Market Information	24
V. Methodologies Used For Evaluation Purposes	29
VI. Volume Weighted Average Price	31
VII. Shareholders Equity Per Share	35
VIII. Economic Value of the Company	37
IX. Conclusion	43
Appendix	
1. Appendix I – Glossary	47
2. Appendix II – Discount Rate	49
3. Appendix III - Important Notes	53

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Professional services of Audit Brazilian Stock Exchange ( Brasil, Bolsa, Balcão ) Brazi Central Bank ( Banco Central do Brasil) Brazilian Real currency Administrative Council for Economic Defense ( Conselho Administrativo de Defesa Econômica ) Compounded Annualy Growth Rate Capital Expenditure Capital Asset Pricing Model Contribution to Social Security Financing Federal Tax Over Revenues ( Contribuição para o Financiamento da Seguridade Social ) Getnet Adquirência e Serviços para Meios de Pagamento S.A. Instituição de Pagamento Capital IQ Securities and Exchange Comission ( Comissão de Valores Mobiliários ) Discounted Cash Flow Earnings Before Interest and Tax Earnings Before Interest, Tax, Depreciation and Amortization Number of shares available for trading in the stock market Generally Accepted Accounting Principles Unit traded on B3 Ordinary share traded on B3 Preferred share traded on B3 Gross domestic product Glossary (1/2) Professional services of Advisory

Appendix I - Glossary (2/2)

IBGE	Brazilian Institute of Geography and Statistics (*Instituto Brasileiro de Geografia e Estatística*)
IPCA	Brazilian inflation rate measured by IBGE (*Índice de Preços ao Consumidor Amplo*)
Joint Venture	Business combination between two or more parties
Law No. 6.404/76	Law No. 6,404 of December 15th 1976, which provides for Joint-Stock Companies
Nasdaq	National Association of Securities Dealers Automated Quotations
NYSE	New York Stock Exchange
OS	Ordinary Shares
On stand alone basis	Term adopted to assume that the company operates independently
OPA	Public Offer for Acquisition of Shares (*Oferta Pública para Aquisição de ações*)
PIS	Social Integration Program (*Programa de Integração Social*)
PS	Preferred Shares
POS	Point-of-Sale
P&L	Profit & Loss statement
POS – Point of Sale	Point of Sale
SELIC	Brazillian Interest Rate (*Sistema Especial de Liquidação e Custódia*)
Tax	Professional services of Tax
Ticker	Share code traded on Stock Exchange
VWAP	Volume Weighted Average Price
WACC	Weighted Average Cost of Capital

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

48

Appendix II - Discount Rate (1/4)

Discount Rate

- Establishing the discount rate is a fundamental stage of the economic valuation. This single factor reflects aspects of a subjective nature, varying from one investor to another, such as cost of opportunity, and the individual perception of investment risk.
- The Weighted Average Cost of Capital (WACC) used was an appropriate parameter to calculate the discount rate to be applied to the Company's cash flows. The WACC methodology considers a variety of financing components used by companies to finance their cash needs, including debt and equity cost.

WACC
Weighted Average Cost of Capital
=
D/(D+E) x Kd * (1-t)
+
E/(D+E) x Ke

- Where:

  – D = Total Debt
  – E = Total Equity
  – Kd = Cost of Debt
  – Ke = Cost of Equity
  – t = Tax rate

- The cost of equity may be calculated with the Capital Assets Pricing Model (CAPM). The equity cost is calculated according to the following formula:

Ke
Cost of Equity
=
(1+Rf) * ((1+Ib) / (1+Ia)-1)
+
ß x (E[Rm] – Rf)
+
Rb
+
Size premium

- Where:

  – Rf = Average Risk-Free Return;
  – β = Re-leveraged Beta (market risk coeficiente for the Company);
  – E[Rm] = Average long-term return on the U.S. stock market;
  – E[Rm] - Rf = Market risk premium;
  – Rb = Country specific premium associated with Brazil;
  – Size Premium = Company Size Premium (for small-size);
  – Ia = USA Long term inflation (estimate);
  – Ib = Brazil Long term inflation(estimate).

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

49

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Discount Rate (2/4) t o calculate t he di sc ount r a t e o f t he C o mpany are II In order to quantify the average risk free return (Rf), the average return of the American 30 - year Treasury Bond (T - Bond) for 24 months before July 14 st , 2022, which was 2.09%. (Source: Capital IQ). Market Risk Premium (E[Rm] - Rf) For the long term stock market risk premium (E[Rm] Rf), the average return above the Treasury Bond rate provided by investing in the Amercan stock market from 1928 a 2021 , wich was 5 . 13% (Source : Aswath Damodaran website) . Country Risk (Rb) To estimate the risk associated with Brazil (Rb), the average difference between the yield of the Global - Bond 37 in relation to the T - Bond performance, from the 24 months before the base date of July 14 st, 2022 which was 2 . 94% (Source : Capital IQ) . Size Premium For the size premium, the rate of approximately 1 . 22% , rate is applied to companies of same size, based on market capitalization (market capitalization) . (Source : Ibbotson) . American Inflation (Ia) The American long term projected inflation rate was considered, the rate used was 2 . 10% (Source : The Economist) . Brazilian Inflation (Ib) The annual average long - term inflation (IPCA) was considered, according to Focus report (July 11 th , 2022 ), issued by Banco Central do Brasil, which was 3 . 0% . Beta Calculation The following procedure is used for beta calculation : Identification and selection of comparable companies (when it is not possible to obtain a significant beta for the valuated company); Determine their correlations with relevant stock markets; and Calculation of weighted betas, which will be used in determining the risk of the companies. It is important to have in mind that the betas observed in capital markets for comparable companies include different degrees of leverage of these companies . Thus, it is necessary to extract the leverage factor to calculate the risk factor determined by the market for risks related to the business . For this purpose, the following formula is used : = Unlevered Beta risk of comparable companies stocks, without considering its leverage; = Levered Beta the risk of comparable companies stocks, adjusted for leverage; T = Tax rates; and D/E = Debt/ Equity of each comparable. Given the capital structure of the Company, the new releveraged beta should be calculated based on the following formula, where: = Releveraged Beta to be used as basis for the calculation of the financing cost; = Unlevered Beta the risk of comparable company stocks; T = Tax rates; and D/E = Debt/ Equity of each comparable. T)*(D/E)] T)*(D/E)]

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Discont Rate (3/4) II The following table shows the Unleveraged Beta of Getnet and the other companies, which was based on the average of the Unleveraged Betas of the comparables used The average of Unlevered Betas was 1.142. Capital Structure The capital structure adopted was based on Getnet's own capital structure Discount rate calculation The following table shows the calculation of

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Discont Rate (4/4) II The table below displays the description and industry of companies comparable to Getnet.

Appendix III - Important Notes(1/3)

- This Report is a free translation into English (requested by the Client) of the Report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.
- The Report was prepared by KPMG Corporate Finance Ltda. ("KPMG"), requested by Getnet, in accordance with the rulings applicable from Law 6,404/76 ("Brazilian Corporate Law"), in the context of the Public Offer for the Acquisition of Shares ("OPA" or "Offering") for the purpose of canceling Getnet's publicly-held company registration with the Securities and "Comissão de Valores Mobiliários ("CVM") and, consequently, leaving the traditional segment trading of securities of B3 S.A. – Brasil, Bolsa, Balcão ("B3").
- Considering the objective mentioned above, this Report has the objective to estimate the economic value of Getnet using the following evaluation criteria, according to Appendix C of Resolução 85, article 13 i) Shareholders Equity Per Share ratio, on 03/31/2022; (ii) volume-weighted average share price ("VWAP"), based on the 12 (twelve) months immediately prior to May 19, 2022 and between the date of disclosure of the material fact and the date of this valuation report and (iii) by the discounted cash flow methodology.
- This Report does not constitute a judgment, opinion, proposal, request, suggestion or recommendation to management or the Client's shareholders, or to any third party, as to the convenience and opportunity, or as to the decision to approve or participate in the Operation. This Report, including its analyses and conclusions (i) does not constitute a recommendation to any member of the Management Board, or any of the Client's shareholders, or any of its subsidiaries as to how to act or vote for any issue related to the Operation; and (ii) cannot be used to justify the right to vote of any individual on this matter, including the Client's shareholders.
- The shareholders should perform their own analyses in relation to the convenience and opportunity to accept the Operation, and should consult their own financial, tax and legal advisors, to form their own, independent opinions on the Operation. This Report should be read and interpreted in light of the restrictions and qualifications previously stated. The reader should take into consideration in his analysis the restrictions and characteristics of the sources of information used.
- Neither KPMG, nor any other of its partners, employers or workers declared or guaranteed, expressly or tacitly, the accuracy and completeness of this Report, and furthermore, do not provide advice of any nature, such as legal or accounting. The content of this Report is not and should not be considered to be a promise or guarantee in relation to the past or future, or as a recommendation for the price of the Operation.
- KPMG highlights that the valuation of the Companies was performed "on a stand alone basis", and does not consider any synergies or correlated elements.
- Assuming that the price of the Shares within the scope of the OPA will comply with the provisions of appendix C of CVM nº 85/22, KPMG has not made and does not make any recommendation, either explicit or implicit, nor does it express any opinion regarding the definition of the final price of the Shares within the scope of the OPA or regarding the terms and conditions of any transaction involving the Company, or any of its subsidiaries.
- As established in appendix C of CVM nº 85/22, the information contained in this Report was based on Getnet's audited financial statements and quarterly financial information, on management information related to Getnet presented by its Management and on information available to the public at generally obtained through public sources.
- The information presented to KPMG includes public sources that KPMG considers reliable, however, KPMG did not undertake an independent investigation of this information, and does not assume responsibility for the accuracy, precision and sufficiency of this information. The base date used for the Assessment Report is March 31st, 2022.
- The Client, through appointed professionals, provided information on data, forecasts, assumptions and estimates related to the Companies, and its operations markets, used in this Report.
- During the course of our work, we performed analysis procedures that we considered appropriated within the context of the work. However, KPMG did not assess the completeness, sufficiency and accuracy of the information provided. Any errors, alterations or modifications to this information could significantly affect KMPG's valuation.

KPMG

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail.

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

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This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent We also highlight that the work does not constitute an audit in accordance with generally accepted auditing standards, or any other form, and therefore, should not be interpreted as such. The scope of the work proposed does not represent any obligation by KPMG to operations, processes, registers or documents. The scope of this Report does not include determining the economic values of contingencies. Therefore, with respect to such items, we have based our work on information and analyses made available by the Client and its legal advisors, as such, KPMG is not responsible for the results of these services. The assessment of non - operating fixed assets and fixed assets individually of the Companies is not part of the scope of this Report. In order to prepare this Report, KPMG presupposes the reliability, expressly given by the Client, with respect to the accuracy, contents, completeness, sufficiency and integrity of all of the data that was provided or discussed, such that we do not assume, nor did we undertake a physical inspection of any assets or properties, and did not prepare or obtain independent assessments of the assets or liabilities, or the solvency of such, and considered the information used in this Report to be consistent, and the Client is responsible, together with its agents, partners and employees, for all of the information provided or discussed with KPMG . The information that refers to data, forecasts, assumptions and estimates, related to the Companies and its operations markets, used and included in the Report, is based on certain groups of reports and presentation lay - out, which could differ considerably in relation to the group of accounts presented by the Client for purposes of preparing the financial statements or quarterly financial information, made available to the public . This procedure was adopted to enable the forecasts presented to be consistent with the group of accounts reported in the management financial information presented . Any differences in the groups of accounts do not have an impact on the results . III Important Notes(2/3) Except if expressly stated otherwise, in writing in notes or specific references, all of the previous information, market information, estimates, forecasts and assumptions, included, considered, used or presented in this Report refer to that presented by the Client to KPMG . Neither KPMG nor its representatives declare, guarantee or express their opinion, explicitly or implicitly, as to the accuracy, completeness or viability of any forecasts or assumptions on which they are based . This Report was prepared according to the economic conditions of the market, amongst others, available on the date it was prepared, such that the conclusions presented are subject to variations as a result of a range of factors . The sum of the individual values presented in the Report may differ from the sum presented, as a result of rounding of the amounts involved . The variation in the Company's value is limited to an interval of 10% , in order to comply with the provisions of appendix C of CVM nº 85 / 22 . The market is aware that every assessment prepared using the discounted cash flow method represents a significant degree of subjectivity, given that they are based on future expectations, which may or may not occur . It should also be noted that all or any of the assumptions for financial valuation models based on discounted cash flows can alter the value obtained for the company, brand or asset being assessed . These possibilities do not constitute errors in the valuation and are recognized by the market as part of the nature of the valuation process using the discounted cash flow method . There are no guarantees that the assumptions, estimates, forecasts, partial or total results or conclusions used or presented in the Report will in fact occur or be registered, in full or in part. The future results may differ from those in the forecasts, and these differences may be significant, and may result from various factors, including, but not limited to, changes in market conditions. KPMG does not assume any responsibility for these differences.

This Report is a free translation into English (requested by the Client) of the report issued in Brazilian Portuguese. If there are any discrepancies or differences between the versions, the version in Portuguese will prevail. © 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent III Important Notes(3/3) The services proposed may be informed and supported by legal norms and regulations, within this context, we highlight that our legislation is complex and often the same ruling can be interpreted in more than one way . KPMG seeks to keep up to date in relation to the different interpretative currents, to ensure it is able to perform an extensive assessment of the alternatives and the risks involved . Thus, inevitably there will be interpretations of the law that differ from ours . Within this context, neither KPMG nor any other firm, can provide Client management with total assurance that it will not be questioned by third parties, including tax investigation agencies . To undertake this work, KPMG assumed that all of the government and regulatory approvals or any other approvals, as well as any exemptions, amendments or renegotiation of contracts necessary for the business considered were or will be obtained, and that no alterations, required as a result of these acts, will have adverse equity effects for the Client or will cause adverse material effects for Getnet or will reduce the benefits provided for in the Offer . The information herein, related to the accounting and financial position of the Companies, and the market, is that available at March 31 st, 2022 , depending on the case . Any change in these positions could affect the results of this report . KPMG does not assume any obligation to up date, review or correct the report, as a result of differences in information subsequent to July 15 th, 2022 , or as a result of any subsequent event, except in the hypothesis of a requirement by the CVM, pursuant to item II of art . 9 of CVM Resolution 85 . This Report should be read and interpreted considering the restrictions and qualifications stated above . The reader should take into consideration in his analysis the restrictions and characteristics of the sources of information used . This Report can not be distributed, copied, published or used in any other form, and can not be filed, included or referred to in part or totally in any document without prior consent from KPMG, liberating its use by third parties interested in the Operation, within the strict terms of Resolution CVM 85 . The presentation of this Report definitively concludes the services that were the object of our proposal (object of review by the CVM, according to the deadlines defined in our proposal) . However, due to an eventual requirement by the CVM, pursuant to item II of art . 9 of CVM Resolution 85 , the Client may request the update, revision or amendment of the Report to KPMG through a new fee proposal .

© 2022 KPMG Corporate Finance Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent Swiss entity. All rights reserved. Printed in Brazil. The KPMG name and logo are registered trademarks or trade marks of KPMG International. /kpmgbrasil www.kpmg.com.br

Annex II

FAIRNESS OPINION BY BR PARTNERS ASSESSORIA FINANCEIRA LTDA., DATED NOVEMBER 10, 2022.

São Paulo, November 10, 2022.

To

GETNET ADQUIRÊNCIA E SERVIÇOS PARA

MEIOS DE PAGAMENTO S.A. –

INSTITUIÇÃO DE PAGAMENTO

Avenida Presidente Juscelino Kubitschek, 2041

Attention: Board of Directors

Ref.: FAIRNESS OPINION – Tender Offer

Dear Sirs,

BR Partners Assessoria Financeira Ltda. (“BR Partners”) was retained by Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento ("Getnet" or the “Company” and, together with BR Partners, the "Parties"), pursuant to the Engagement Letter, dated as of October 10, 2022 ("Engagement Letter "), to issue a fairness opinion (the “Opinion”) addressed exclusively to the board of directors of the Company (the “Board”) within the scope of the cash tender offer made by Pagonxt Merchant Solutions, S.L., a company organized under the laws of the Kingdom of Spain (referred to as "Purchaser") in the United States and in Brazil (the “Offers”) for up to any and all of the outstanding : (i) common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the “Units”), in each case of the Company, traded on B3 S.A. - Brasil, Bolsa, Balcão, and (ii) American Depositary Shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), traded on the Nasdaq Global Select Market.

1.       Extension and Purpose of the Evaluation

The specific purpose of this Opinion is to express the opinion of BR Partners as to the fairness, exclusively from a financial point of the price offered by the Purchaser for the Securities at a price per Security equal to the U.S. dollar equivalent of R$2.36 per Common Share, R$2.36 per Preferred Share, R$4.72 per Unit and R$9.44 per ADS, in each case

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payable in U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on the business day prior to the settlement date of the U.S. Offer, to be adjusted for any potential dividends, interest on own capital and/or bonuses which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offers were announced and the dates of expiration of the Offers (but excluding the interest on capital already announced on May 4, 2022 and paid on June 27, 2022, which will not be deducted from the offered price). BR Partners did not express any view on, and this Opinion does not address, any other term or aspect of the Offers. This Opinion does not in any manner address the prices at which the Securities would trade at any time, and BR Partners expressed no opinion or recommendation as to whether the holders of Securities should tender their securities into, or take any other actions in connection with, the Offers.

BR Partners relied on the Information (as defined below) for the preparation of this Opinion, as well as with interactions with the management and the technical teams of Getnet. No further investigation was made or conversations held in connection with the rendering of this Opinion.

2.       Methodology Used

After receiving and analyzing the Information, BR Partners performed several financial analysis for economic and financial evaluation and concluded the Discounted Cash Flow as the most appropriate method, which assumes operational and financial assumptions, based on the potential outcome for the Offers to the holders of the Securities (other than Purchaser and its affiliates). Such operating and financial assumptions used in the BR Partners analysis were provided and subsequently validated by Getnet.

BR Partners assumed and relied upon, without independent verification, the accuracy and completeness of the Information (as defined below) and formed a substantial basis for its opinion. With respect to the financial projections for the Company, BR Partners assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company, and, at the direction of the Board, BR Partners relied on the financial projections prepared by the management of the Company in arriving at its opinion.

The financial estimates provided by Getnet consider their own view about the Company and the Offers. Accordingly, BR Partners does not undertake any responsibility for the

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assumptions, estimates and projections prepared and provided by the Company to BR Partners.

3.       Nature and source of the information on which it was based

In arriving at this Opinion, BR Partners exclusively considered and analyzed the information available in connection with the Offers and provided by the Company and other publicly available information (“Information”).

Additionally, BR Partners had interactions with Getnet executives, administrators and technical teams involved in the Offers and the financial assumptions and projections were provided and validated by the Company, attesting therefore the reasonableness and applicability of such assumptions and projections for the preparation of the analysis.

BR Partners clarifies that the analysis and conclusions of this Opinion may be different from those that are actually contained in such documents, if there are material changes in any Information provided to BR Partners.

4.       Assumptions and Exceptions

•	For the rendering of this Opinion, BR Partners did not undertake the responsibility for conducting, and, in fact, did not conduct, (i) any valuation of the Company's assets and liabilities (contingent or not); (ii) technical audit of the conditions of such assets or (iii) any other type of accounting, legal, tax, regulatory, financial or any other form of action over the Company.

•	BR Partners expresses no view as to the forecasts provided by the Company or the assumptions on which they were based. In addition, BR Partners assumed that the Offers would be consummated in accordance with the terms set forth in the tender offer documents without any waiver, amendment or delay of any terms or conditions.

•	BR Partners expresses no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Securities in the Offers. Also, BR Partners expresses no opinion as to the relative fairness of the offer price for Share or Units as compared to the offer price for ADSs.

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•	All the Information used in the economic-financial analysis presented to the Board which supports its conclusions of this Opinion were provided by Getnet to BR Partners until November 10, 2022 (“Issue Date”), in good faith, in their best understanding that these estimates and projections are credible and reputable. The Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to BR Partners as of, the Issue Date. Any estimates and projections of the Company provided to BR Partners were made available, prepared, used and / or discussed between BR Partners and the Company’s representatives, or obtained from public sources considered reputable and reliable and / or based on estimates and projections presented there.

•	BR Partners does not undertake any liability or indemnity obligation due to the content, accuracy, veracity, integrity, consistency, sufficiency and precision of the Information provided by the Company for its economic-financial analysis or in this Opinion.

•	BR Partners has not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or any of its respective affiliates, nor was BR Partners furnished with any such valuations or appraisals. If any of the assumptions used in the preparation of this Opinion or any information provided to BR Partners by Getnet proves to be, in any way, incorrect, incomplete or imprecise, the conclusions of BR Partners’ economic-financial analysis and this Opinion may be substantially modified.

•	This Opinion, including the analysis and conclusions related to it, was not prepared with the purpose of complying with any laws or corporate, capital market or securities-related regulations. In addition, BR Partners shall not be required to comply with any legal or regulatory requirements or obligations under any law other than Brazilian law. This Opinion is not, and should not be read as if it were, (i) a review; or (ii) a technical report or an appraisal report, as defined in Brazilian legislation, including Law 6,404 / 1976 (“Lei das S.A.”) or Instruction 565 of the Brazilian Securities Commission. In addition, this Opinion and its supporting economic-financial analysis should not be used to meet any legal or regulatory requirements applicable to Getnet and / or the Offers, under the scope of any corporate events and / or capital market transactions related to it, including, but not limited to, articles 4, 8, 45, 227, 252, 256 and 264 of the “Lei das S.A.”, the regulations of the Brazilian Securities and Exchange Commission - CVM and

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the Brazilian Association of Financial and Capital Markets Entities, Securities and Exchange Commission and / or the Financial Industry Regulatory Authority.

•	This Opinion was prepared and is being delivered with the sole purpose of providing the Board with financial information to make a decision about the Offers. In addition, this Opinion was prepared for the exclusive use of the Board, and shall not be used or relied upon by any third party or for other purposes than the purposes described herein.

•	The Company and the Board and the holder of Securities are solely and exclusively responsible for any decisions made with regard to the Offers, based on their own analysis of the Offers’ risks, convenience and benefits. BR Partners does not undertake and is not liable for any losses and/or damages, direct or indirect, or loss of profits related to the Offers based on this Opinion or its underlying economic-financial analysis presented to the Board, incurred by Getnet and/or by the holders of the Securities.

•	This Opinion does not take into consideration (i) any other term or aspect other than the economic-financial aspects of the Offers or (ii) any other implication of the Offers or (iii) any contract, agreement or understanding related to it, among the entities involved in the Offers or with any third parties. This Opinion is restricted to the analysis of the economic-financial terms of the Offers, and BR Partners does not express any opinion regarding the potential impact of the full or partial approval or not of the Offers on the value of Getnet's shares or any other securities traded on the securities market at any time directly or indirectly related to the entities involved in the Offers.

•	BR Partners has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed tender offers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the Company or any of its affiliates.

•	In addition, this Opinion does not consider or deal with the strategic and commercial merits of the Offers, in comparison with other strategies or business operations that may be available to the Company and its affiliates, or any potential strategic and commercial decision by the parties involved in the Offers, or the effects of its execution or not. As such, this Opinion does not address the relative merits of the Offers as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, this Opinion does not in any manner address the prices at which the Securities would trade

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at any time, and BR Partners expresses no opinion or recommendation as to whether the holders of the Securities should tender their Securities into, or take any other actions in connection with, the Offers.

•	In addition, data and market information related to the macroeconomic scenario necessary for the economic and financial analysis by BR Partners were obtained from publications of the Central Bank of Brazil, Bloomberg and Capital IQ, which may differ substantially from the results actually verified in the future, since the analysis and values of the economic-financial analysis of the Offers are based on forecasts of future financial results.

•	BR Partners will receive a fixed consideration to be paid by Getnet, under the terms of the Agreement. There is no discretionary or contingent consideration payment to BR Partners according to the Agreement.

•	BR Partners has not expressed any opinion in relation to any consequences, including tax, regulatory, legal, accounting or other, that may result from the Offers, nor does its Opinion consider any legal, tax, regulatory or accounting aspects. BR Partners relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax and regulatory matters.

•	BR Partners has no interest, direct or indirect, in the Offers, so the conclusions of this Opinion derive exclusively from the experience of BR Partners and its technical capacity and there is no situation that can be understood as a conflict of interest on the part of BR Partners that may or will harm its independence in issuing this Opinion.

•	This Opinion will not constitute and should not be deemed as a recommendation, indication, suggestion or any form of inducement to the Board to approve or not or to the holders of Securities to accept or not the Offers.

•	This Opinion is based on BR Partners’ economic-financial analysis presented to the Board.

•	Events occurring after the Issue Date may affect BR Partners’ opinion and the assumptions used in preparing it. BR Partners does not undertake any obligation to update, revise, reformulate, supplement or rectify its economic-financial analysis of the

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Company and this Opinion, in whole or in part, for any reason or purpose, after the Issue Date.

5.       The Forum in which the Opinion was Appreciated and Approved

This Opinion and its supporting economic-financial analysis presented to the Board were prepared by a technical team of BR Partners with relevant expertise in economic and financial appraisals. Additionally, this Opinion, after being prepared by the BR Partners technical team, was subjected to critical analysis by an internal BR Partners committee (“Evaluation Committee”), composed of BR Partners directors with extensive and recognized experience in mergers and acquisitions and valuations of companies and assets. In this sense, to guarantee the independence of the members of the Evaluation Committee in the critical analysis of the terms and conclusions of this Opinion, none of its members was part of the technical team of BR Partners involved in the presentation of the economic-financial analysis of the Company to the Board or of this Opinion.

All criticisms, comments and suggestions from the Evaluation Committee were addressed by the BR Partners technical team responsible for preparing the economic-financial analysis and this Opinion. It was only after a second review and approval by the Evaluation Committee on the materials in question that this Opinion was then forwarded to Getnet.

6.       Evaluation whether the price offered for the Securities under the Offers is Fair and Equitable or not, from a Financial Point of View

Subject to the above, on the present date, the price per Security offered by the Purchaser, as described herein, from an exclusively financial point of view, is fair.

BR Partners is available to provide any additional clarifications that may be necessary to the Board.

This is the Opinion of BR Partners, prepared exclusively in English and governed by the laws of the Federative Republic of Brazil, on the price offered by the Purchaser for the Securities under the Offers.

Regards,

/s/ Jairo Eduardo Loureiro Filho	/s/ Victor Molchansky
Jairo Eduardo Loureiro Filho	Victor Molchansky

BR Partners Assessoria Financeira Ltda.

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Annex III

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The name, current principal occupation or employment, and material occupations, positions, offices or employment of each director and executive officer of the Company are set forth below. The business address of each director and officer is care of Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A, Condomínio WTORRE JK, Vila Nova Conceição, São Paulo, São Paulo, 04543-011, Federative Republic of Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Company. Unless otherwise indicated, all directors and officers of the Company are citizens of Brazil.

Board of Directors

Name	Current Principal Occupation, Five-Year Employment History and Country of Citizenship if other than Brazil
Carlos Rey de Vicente	Mr. Rey is a member of the Company’s board of directors and a member of the board of directors of Purchaser, a position he has held since July 2019. He is regional head of South America at Banco Santander (Brasil) S.A., a position he has held since January 2022. Previously, Mr. Rey was the vice president executive officer for finance, strategy and quality at Banco Santander (Brasil) S.A. from September 2013 to December 2021. He holds a degree in law from the University Complutense of Madrid, Spain. Mr. Rey is a citizen of Spain.
Ignacio Narvarte Ichazo	Mr. Narvarte is a member of the Company’s board of directors, and Purchaser’s deputy chief executive officer, a position he has held since March 2019. Mr. Narvarte joined the Santander Group in 1998, and has held such positions as global head of consumer finance and of cards, global head of mid & mass market and the retail and commercial division, and investment analyst, among others. Prior to joining the Santander Group, Mr. Narvarte was an auditor at KPMG Spain. Mr. Narvarte received bachelor’s degrees in business administration from ICADE Business School, Spain and in law from Universidad Nacional de Educación a Distancia, Spain. Mr. Narvarte is a citizen of Spain.
Javier San Félix Garcia	Mr. San Félix is a member of the board of directors of Purchaser and of the Company, a position he has held since Purchaser was incorporated. Mr. San Félix is also the chief executive officer of PagoNxt, S.L., Purchaser’s parent company. Mr. San Félix joined Santander Group in 2004 as a strategic planning officer at Santander, being responsible for defining the POS Consumer growth strategy. From 2012 to 2013, he was a chief executive officer at Banco Español de Crédito Banesto and, from 2015 to 2018, he was head of retail and business banking, and vice-chief executive officer at Bank Santander UK. Prior to joining us, Mr. San Félix worked at McKinsey & Company in Spain from February 1991 to August 2004, becoming a partner in 2000. Mr. San Félix has a degree in Business Administration from Universidad Pontificia Comillas, with an MBA in Finance from the University of California Los Angeles. He has extensive experience in finance, strategy, business development, investment banking and corporate finance in the banking and financial markets. Mr. San Félix is a citizen of Spain.
João Guilherme de Andrade Só Consiglio	Mr. Consiglio is Brazilian and Italian. He has a bachelor’s degree in economics from the Universidade de São Paulo (USP), with a postgraduate degree from Degli Studi University, Genova, Italy. He has worked in the financial market and as an economist for over 30 years. He was the Executive Vice President of Santander Brasil and member of the Executive Committee of Santander Brasil for seven years where he was responsible for business with large corporate clients (Corporate).

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Name	Current Principal Occupation, Five-Year Employment History and Country of Citizenship if other than Brazil
He was also Product Officer of ABN AMRO/Banco Real and worked in the Corporate Development area, leading acquisitions and divestments of the Banco do Brasil, Private Equity and Capital Market operations. Prior to joining the financial market, he was an economist at the Bunge Group. He was a member of several boards of directors such as Banco RCI Brasil S.A., CIP (Interbank Chamber of Payments) and Cia. Brasileira de Soluções e Serviços, among others. He is currently a partner at Guilder Capital Investimentos, a Board member of Unipar Carbocloro S.A., a Board member and member of Audit Committee of You Inc S.A., an Advisory Board member of Banco MUFG Brasil S.A.
Marcelo Augusto Dutra Labuto	Mr. Labuto is a member of the Company’s board of directors. Prior to joining the Company, Mr. Labuto was the vice president of retail business at Banco do Brasil between the years 2017 and 2018, and chief executive officer between the years 2018 and 2019. Previously, Mr. Labuto was chief executive officer of BB Seguridade Participações S.A.; Insurance, open pension plans and capitalization officer (March 2013 to April 2015); loans and financing officer (February 2012 to March 2013); general manager at the Affiliated Entities Governance Unit (November 2011 to February 2012) and general manager at the Strategic Partnerships Unit (August 2011 to November 2011) at Banco do Brasil. Mr. Labuto was a member of the boards of directors of BB Seguridade Participações S.A.; Banco Votorantim; Brasilcap Capitalização S.A.; IRB Brasil Resseguros; Elo Participações S.A.; Companhia Brasileira de Soluções e Serviços; BB Mapfre SH1 Participações S.A.; Mapfre BB SH2 Participações S.A.; Brasilprev Seguros e Previdência S.A.; CIELO S.A.; Vale S.A.; Brasildental Planos Odontológicos; Alelo S.A; Movera S.A.; Livelo S.A.; and Banco CBSS. He has acted as a member of the Advisory Committee of Brasilprev Seguros e Previdência; member of the Executive Committee of Grupo Segurador BB and Mapfre; member of the CIELO S.A.’s Innovation Committee and member of Vale S.A.’s Compliance and Risk Committee Mr. Labuto graduated in Business Administration from UNB (University of Brasília) with an MBA in Marketing from Instituto de Pós-Graduação em Administração e Pesquisa da Universidade Federal do Rio de Janeiro (Postgraduate Institute in Administration and Research at the Federal University of Rio de Janeiro – COPPEAD UFRJ).
Cassio Schmitt	Mr. Schmitt is the Company’s chief executive officer. Mr. Schmitt holds a degree in Economics from the Universidade Federal do Rio Grande do Sul, a master’s degree in Corporate Economics from Fundação Getúlio Vargas and an MBA from the Sloan School of Business, Massachusetts Institute of Technology. He has several years of experience in the financial markets, having served at Unibanco, among other financial institutions. In 2004 he joined Banco Santander Brasil, having led in different positions, such as Project Finance, Risks, Recovery of Written-off Loans. His last role at Santander was as the director responsible for the Companies, Governments and Institutional Retail Sector.

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Executive Officers

Name	Current Principal Occupation, Five-Year Employment History and Country of Citizenship if other than Brazil
Cassio Schmitt	See “Board of Directors.”
André Parize Moraes	Mr. Parize Moraes was appointed as the Company’s Chief Financial Officer on August 11, 2021 and as Investor Relations Officer on September 20, 2022. Mr. Parize Moraes joined the Santander Group in 2016 and served as investor relations manager of Santander Brasil from 2016 to 2021. He previously worked at Banco Votorantim from 2008 to 2016, including as head of research, at E&Y from 2007 to 2008 and at Kroll Associates from 2005 to 2007. Mr. Parize Moraes has a bachelor’s degree in business administration from Universidade Presbiteriana Mackenzie and an MBA in capital markets from Universidade de São Paulo.
Luciano Decourt Ferrari	Mr. Ferrari was appointed as the Company’s Chief Commercial Officer on September 20, 2022. Prior to that, he was the Company’s Investor Relations Officer from March 31, 2021 until his appointment as Chief Commercial Officer. Mr. Ferrari joined the Santander Group in 2003 as a financial coordinator, having also held the position of Investor Relations Manager from 2013 to 2019. Mr. Ferrari holds a degree in Economic Sciences from Pontifícia Universidade Católica de São Paulo (Pontifical Catholic University of São Paulo), with a specialization in Financial Management from Instituto de Ensino e Pesquisa (Institute of Education and Research – INSPER).
Alexandre de Oliveira	Mr. de Oliveira has served as the Company’s Chief Risks Officer since January 2020. Mr. de Oliveira joined Santander Group in 2006 as a credit recovery manager. Prior to joining the Company, he served as Chief Operating Officer at Banco Olé Bonsucesso Consignado, from 2015 to 2017. Mr. de Oliveira holds a degree in Business Administration from Universidade Paulista – UNIP, with a specialization in Marketing from Universidade Paulistana and an MBA in Risks and Finance from Universidade de São Paulo (University of São Paulo – USP) and executive MBA from IBMEC SP.
Fabricio Santos Moreira Chaves	Mr. Chaves has served as the Company’s Chief Operations Officer since August 2019. Prior to joining the Company, Mr. Chaves served as chief corporate logistics officer for AMBEV. Mr. Chaves has a degree in Business Administration from Centro Universitário Newton Paiva, with a specialization in Finance and Statistics Management from Universidade Federal de Minas Gerais (Federal University of Minas Gerais) and an executive MBA from INSPER.
Mayra Borges de Souza	Mrs. Borges is the Company’s Chief Business Officer. She has significant experience in digital business and trends. Mrs. Borges is responsible for products solutions and e-commerce innovations. Mrs. Borges has more than 20 years of experience in finance and payments industry, with prior professional journey at Banco Real, Santander, Itaú and Rede. Mrs. Borges has deep knowledge of the methodologies applicable to diagnostic analysis, identification of opportunities, conceptualization and implementation of multidisciplinary projects, involving different areas and partners. Mrs. Borges has a specialization in Service Marketing from FAAP and an undergraduate degree in Advertising and Marketing Strategies from ESPM.

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Name	Current Principal Occupation, Five-Year Employment History and Country of Citizenship if other than Brazil
Ricardo Roquette da Silva	Mr. da Silva has served as the Company’s Chief Technology Officer since January 2020, having also held the position of executive superintendent of information technology when he joined the Santander Group in 2006. Mr. da Silva previously served as executive superintendent of information technology at Banco Safra from 2015 to 2019. He has a degree in Computer Science from the Universidade do Estado do Rio de Janeiro (Rio de Janeiro State University).
Rogério Anicelli Said	Mr. Said has served as the Company’s Chief Human Resources and Client Satisfaction Officer since October, 2020. Mr. Said has joined Santander Group in 2009 as human resources superintendent. He holds a degree in Psychology from Universidade Presbiteriana Mackenzie and an MBA from ESPM – Escola Superior de Propaganda e Marketing.

As of November 14, 2022, the Company’s executive officers and directors owned, in the aggregate, 137,807 Common Shares and 137,807 Preferred Shares of the Company.

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